Exhibit 99.1

ERO COPPER CORP.
as Borrower

and

BANK OF MONTREAL
as Administrative Agent, Co-Lead Arranger and Sole Bookrunner

and

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger

and

CANADIAN IMPERIAL BANK OF COMMERCE
as Documentation Agent

and

BANK OF MONTREAL, THE BANK OF NOVA SCOTIA and
CANADIAN IMPERIAL BANK OF COMMERCE
as Lenders

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of December 13, 2022

Fasken Martineau DuMoulin LLP
Toronto, Ontario

Second Amended and Restated Credit Agreement

Article 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Other Usages	37
1.3	Plural and Singular	38
1.4	Headings	38
1.5	Currency	38
1.6	Applicable Law	38
1.7	Time of the Essence	38
1.8	Non-Banking Days	38
1.9	Consents and Approvals	39
1.10	Amount of Credit	39
1.11	Schedules	39
1.12	Extension of Credit	39
1.13	Meaning of Include	39
1.14	Rule of Construction	39
1.15	Accounting Terms – GAAP; Calculations, Computations, Changes in Accounting Policies	39
1.16	Paramountcy	40
1.17	Permitted Liens	40
1.18	Ordinary Course of Business	40
Article 2 CREDIT FACILITY		40
2.1	Establishment of Credit Facility	40
2.2	Lenders’ Commitments	40
2.3	Reduction of Credit Limit	41
2.4	Termination of Credit Facility	41
2.5	Credit Restrictions	41
Article 3 GENERAL PROVISIONS RELATING TO CREDITS		42
3.1	Types of Credit Availments	42
3.2	Funding of Loans	42
3.3	Failure of Lender to Fund Loan	43
3.4	Timing of Credit Availments	43
3.5	Inability to Fund U.S. Dollar Advances in Canada	43
3.6	Time and Place of Payments	44

Second Amended and Restated Credit Agreement

(continued)

3.7	Remittance of Payments	45
3.8	Evidence of Indebtedness	45
3.9	Notice Periods	45
3.10	Administrative Agent’s Discretion to Allocate	46
3.11	Alternate Rate of Interest	46
3.12	Administrative Agent Disclaimer	48
Article 4 DRAWDOWN		49
4.1	Drawdown Notice	49
Article 5 ROLLOVERS		49
5.1	Term Benchmark Loans	49
5.2	Rollover Notice	50
5.3	Rollover by Lenders	50
5.4	Absence of Notice	50
Article 6 CONVERSIONS		50
6.1	Converting Loan to Other Type of Loan	50
6.2	Conversion Notice	51
6.3	Absence of Notice	51
6.4	Conversion by Lenders	51
Article 7 INTEREST AND FEES		51
7.1	Interest Rates	51
7.2	Calculation and Payment of Interest	52
7.3	General Interest Rules	52
7.4	Selection of Interest Periods	53
7.5	Standby Fees	53
7.6	Interest Act Compliance	54
Article 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		54
8.1	Conditions of Credit	54
8.2	Illegality.	54
8.3	Change of Circumstances	55
8.4	Replacement of a Lender	56
8.5	Indemnity Relating to Credits	57
8.6	Indemnity for Transactional and Environmental Liability	58
8.7	Gross-Up for Taxes	59
Article 9 REPAYMENTS AND PREPAYMENTS		62
9.1	Repayment of Credit Facility	62

Second Amended and Restated Credit Agreement

(continued)

9.2	Voluntary Prepayments	62
9.3	Mandatory Prepayments	62
9.4	Prepayment Notice	62
9.5	Currency of Repayment	63
9.6	Repayment of Credit Excess	63
Article 10 REPRESENTATIONS AND WARRANTIES		63
10.1	Representations and Warranties	63
10.2	Survival of Representations and Warranties	71
Article 11 COVENANTS		71
11.1	Affirmative Covenants	71
11.2	Restrictive Covenants	78
11.3	Performance of Covenants by Administrative Agent	80
Article 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		81
12.1	Conditions Precedent to All Credit	81
12.2	Conditions Precedent to the Restatement Date	81
12.3	Waiver	83
12.4	Existing Credit Agreement and Interim Period	83
12.5	Entry into Effect of this Amendment and Restatement	83
Article 13 DEFAULT AND REMEDIES		84
13.1	Events of Default	84
13.2	Remedies Cumulative	87
13.3	Set-Off	87
Article 14 THE ADMINISTRATIVE AGENT		87
14.1	Appointment and Authorization of Administrative Agent	87
14.2	Interest Holders	88
14.3	Consultation with Counsel	88
14.4	Documents	88
14.5	Administrative Agent as Finance Party	88
14.6	Responsibility of Administrative Agent	89
14.7	Action by Administrative Agent	89
14.8	Notice of Events of Default	89
14.9	Responsibility Disclaimed	90
14.10	Indemnification	90
14.11	Credit Decision	90
14.12	Successor Administrative Agent	91

Second Amended and Restated Credit Agreement

(continued)

14.13	Delegation by Administrative Agent	91
14.14	Waivers and Amendments	91
14.15	Determination by Administrative Agent Conclusive and Binding	93
14.16	Adjustments among Lenders after Acceleration	93
14.17	Redistribution of Payment	94
14.18	Distribution of Notices	94
14.19	Discharge of Security	94
14.20	Determination of Exposures	95
14.21	Decision to Enforce Security	96
14.22	Enforcement	96
14.23	Application of Cash Proceeds of Realization	96
14.24	Survival	97
14.25	Entering Into Contracts	97
14.26	Other Security Not Permitted.	97
14.27	Erroneous Payments.	97
Article 15 MISCELLANEOUS		99
15.1	Notices	99
15.2	Severability	99
15.3	Counterparts	99
15.4	Successors and Assigns	100
15.5	Assignment	100
15.6	Disclosure	102
15.7	Judgment Currency	103
15.8	Contractual Recognition of Bail-In	104
15.9	Further Assurances	104
15.10	Anti-Money Laundering Legislation	105
15.11	Entire Agreement	105
Schedule A LENDERS AND INDIVIDUAL COMMITMENTS		2
Schedule B COMPLIANCE CERTIFICATE		1
Schedule C FORM OF ASSIGNMENT		1
Schedule C-2 form of JOINDER AGREEMENT		1
Schedule D FORM OF DRAWDOWN NOTICE		1
Schedule E FORM OF ROLLOVER NOTICE		1
Schedule F Form of Conversion Notice		1
Schedule G CORPORATE STRUCTURE		3

Second Amended and Restated Credit Agreement

(continued)

Schedule H APPLICABLE RATES	6
Schedule I SECURITY DOCUMENTS	1
Schedule J QUALIFIED AFFILIATE INSTRUMENT OF ADHESION	4

Second Amended and Restated Credit Agreement

SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of December 13, 2022 between Ero Copper Corp., a corporation existing under the laws of British Columbia (together with its successors and permitted assigns, the “Borrower”), the lending institutions from time to time parties hereto as Lenders and Bank of Montreal, as Administrative Agent.

WHEREAS the Borrower, certain lenders and The Bank of Nova Scotia, as Administrative Agent, entered into a credit agreement dated December 21, 2017 (as amended by an agreement dated July 24, 2018, the “Original Credit Agreement”);

AND WHEREAS the Borrower, certain lenders and The Bank of Nova Scotia, as Administrative Agent entered into an amended and restated credit agreement dated December 13, 2018 (as amended modified, supplemented or restated prior to the date hereof, the “Existing Credit Agreement”);

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement on the terms and conditions set out herein for the purpose of, inter alia, increasing the Credit Limit and extending the Maturity Date;

AND WHEREAS pursuant to the terms hereof, The Bank of Nova Scotia will retire as administrative agent under the Existing Credit Agreement and Bank of Montreal will become the successor administrative agent under and pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. Dollars.

“Accommodation” means any extension of credit by a Credit Party to the Borrower under this agreement including, for greater certainty, the extension of credit by way of a Loan.

“Acquisition” means:

Second Amended and Restated Credit Agreement

(a)	if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition (but not before); or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Adjusted Term SOFR Rate” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR Rate for such calculation plus (b) the applicable Term SOFR Adjustment; provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this agreement.

“Administrative Agency Fee Letter” means the administrative agency fee letter dated December 13, 2022 entered into between Bank of Montreal, as administrative agent, and the Borrower.

“Administrative Agent Transfer Agreement” means the agreement dated as of the Restatement Date among the Borrower, The Bank of Nova Scotia, as retiring administrative agent, and Bank of Montreal, as new administrative agent pursuant to which, inter alia, The Bank of Nova Scotia assigns all of its rights and obligations as administrative agent under the Credit Documents to Bank of Montreal.

“Administrative Agent” means Bank of Montreal, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Affected Lender” shall have the meaning ascribed thereto in Section 8.4.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Anti-Money Laundering Legislation” means (as the context requires) (i) Part II.1 of the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), including any guidelines or orders thereunder, (ii) the USA Patriot Act or (iii) any other applicable anti-money laundering, anti-terrorist financing and economic sanction laws of Canada, the United States of America or any other applicable jurisdiction.

“Anti-Terrorism Laws” means (i) US Executive order No. 13224, the USA Patriot Act, the laws comprising or implementing the “Bank Secrecy Act”, 31 U.S.C. §§ 5311 et seq., the laws administered by OFAC and any similar law enacted by the United States of America subsequent to the date of this agreement and/or (ii) the Sanctions, as the context requires.

Second Amended and Restated Credit Agreement

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, in each case, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Rate” means, at any particular time, the aggregate of (a) the applicable interest rate margin or fee rate, as the case may be, expressed as a percentage per annum which are in effect at such time based upon the Leverage Ratio for the Fiscal Quarter that is the subject of the quarterly Compliance Certificate most recently delivered by the Borrower to the Administrative Agent, as set forth in the table in Schedule H hereto provided that changes in the Applicable Rate on account of a change in the Leverage Ratio shall be effective as of the first day of the calendar month next following the relevant date on which the Compliance Certificate was due pursuant to Section 11.1(b) (and, in respect of a Compliance Certificate in respect of last Fiscal Quarter of a Fiscal Year which is delivered after March 31, the Leverage Ratio as disclosed in such Compliance Certificate shall be used to set the Applicable Rate on the following May 1 with a retroactive adjustment, if necessary, to April 1 to the extent the Leverage Ratio in such Compliance Certificate results in a different pricing level (whether higher or lower) from the Leverage Ratio otherwise in effect on April 1 of such year). At all times during the continuance of an Event of Default, the then Applicable Rate shall increase by 2% per annum in order to compensate the Lenders for the additional risk. Changes to the Applicable Rate on account of an Event of Default shall be effective immediately upon the occurrence of such Event of Default and for the duration thereof. Changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Accommodations outstanding on such dates, but only for those portions of the terms of such Accommodations after the effective date of such changes, as provided above.

“Approvals” means all authorizations, clearances, consents, orders and other approvals required to be obtained from any person, including any Official Body, in connection with the completion of the transactions contemplated by this agreement or for the construction, development, operation and reclamation of any mine of any Subject Entity.

“Approved Fund” means any Person (other than a natural Person) that (a) is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business, and (b) is administered or managed by a Lender, an Affiliate of a Lender or an entity or an affiliate of an entity that administers or manages a Lender.

“Available Credit” means, at any particular time, the amount, if any, by which the Credit Limit at such time exceeds the aggregate amount of credit outstanding under the Credit Facility at such time.

Second Amended and Restated Credit Agreement

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.11(e).

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Banking Day” means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in Toronto, Ontario and, where used in the context of (i) an advance in U.S. Dollars, is also a day on which banks are not required or authorized to close in New York, New York; and (ii) a Term Benchmark Loan, any U.S. Government Securities Business Day.

“Base Rate” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum and (b) the Base Rate Canada at such time.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year). If at any time the Base Rate Canada is less than zero, the Base Rate Canada shall be deemed to be equal to zero.

“Base Rate Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Base Rate.

Second Amended and Restated Credit Agreement

“Basel III” means the comprehensive set of voluntary reform measures, developed by the Basel Committee on Banking Supervision, which establishes a regulatory framework on bank capital adequacy, stress testing and market liquidity risk.

“Benchmark” means, initially, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 3.11.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of (i) Daily Simple SOFR and (ii) 0.10% (10 basis points); or

(b)	the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and a Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

Second Amended and Restated Credit Agreement

(i)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(ii)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

Second Amended and Restated Credit Agreement

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.11 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.11.

“Borrower Guarantee” means the guarantee dated January 21, 2019 entered into by the Borrower in favour of the Administrative Agent for the benefit of the Finance Parties and pursuant to which the Borrower has agreed to guarantee all of the Secured Obligations of each other Obligor.

“Borrower’s Share Unit Plan” means the share unit plan of the Borrower adopted by its board of directors on September 7, 2017, as amended from time to time.

“Borrower’s Stock Option Plan” means the stock option plan of the Borrower adopted by its board directors on May 15, 2017, as amended from time to time.

“Branch of Account” means the branch of the Administrative Agent located at 250 Yonge Street, 11th Floor, Toronto, Ontario, M5B 2L7, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Capital Lease” means a lease that would, in accordance with GAAP, be treated as a balance sheet liability (other than a lease that would, in accordance with GAAP in force immediately prior to the Restatement Date be treated as an operating lease). All leases of any Person that are or would be characterized as operating leases in accordance with GAAP immediately prior to the Restatement Date (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capital Leases) for all purposes of this Agreement (except that financial statements delivered pursuant to Section 11.1(b) shall reflect such operating leases in accordance with GAAP as in effect at the time of such delivery) regardless of any change in GAAP following the date that would otherwise require such leases to be recharacterized as Capital Leases.

Second Amended and Restated Credit Agreement

“Capital Reorganization” means any change in the capital structure of the issued and outstanding Shares of a Subject Entity.

“Cash” means cash and Cash Equivalents of the Borrower determined on a consolidated basis.

“Cash Balance” means, at any particular time, the aggregate amount of all unrestricted Cash at such time.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States (or any state) or Canadian (or any provincial) governments or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 (or the Exchange Equivalent thereof), (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“Cash Management Agreements” means any cash management agreement (including any mirror netting agreement and any credit card agreement) which an Obligor enters into in the ordinary course of business with a Qualified Cash Management Lender.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Change of Control” means and shall be deemed to have occurred if any Person or group of Persons acting “in concert” (as contemplated by the Securities Act (British Columbia)), shall at any time have acquired (i) direct or indirect beneficial ownership of Voting Shares of the Borrower having attributed to it a majority of the outstanding votes attached to all of the issued and outstanding Voting Shares of the Borrower or (ii) the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the directors of the Borrower.

Second Amended and Restated Credit Agreement

“Closing Certificate” of a particular Obligor means a certificate of a senior officer of such Obligor addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, acting reasonably, and certifying (a) the truth and correctness of attached copies of the articles of incorporation and by-laws of such Obligor (or the equivalent in the jurisdiction of formation of the Obligor) and the resolution of the board of directors of such Obligor (or the equivalent in the jurisdiction of formation of the Obligor) authorizing it to execute, deliver and perform its obligations under the Credit Documents to which it is a party, (b) specimen signatures of the individuals authorized to sign Credit Documents on behalf of such Obligor and (c) in the case of the Closing Certificate of the Borrower delivered on the Restatement Date, that no Default has occurred and is continuing or would arise immediately after or as a result of this agreement becoming effective.

“Co-Lead Arrangers” means Bank of Montreal and The Bank of Nova Scotia, each in their capacity as co-lead arranger of the Credit Facility.

“Code” means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and any successor statute.

“Companies” means the Borrower and all of its Subsidiaries and “Company” means any one of the Companies, as the context so requires.

“Compliance Certificate” means a compliance certificate, in the form attached as Schedule B and signed by a senior financial officer of the Borrower, evidencing compliance with the terms of this agreement.

“Confirmation” means the confirmation dated the date hereof, entered into by the Borrower in favour of the Administrative Agent and each other Finance Party.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period” or any similar or analogous definition (including the addition of a concept of “interest period”), the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Documents).

Second Amended and Restated Credit Agreement

“Contaminant” means any contaminant, as defined by the EPA.

“Contributing Lender” shall have the meaning ascribed thereto in Section 3.3.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Subject Entity (other than a Capital Reorganization) by way of amalgamation, merger, winding up, dissolution, continuance or plan of arrangement, or similar proceeding or arrangement provided such change does not involve any Person other than the Subject Entities.

“Credit Documents” means this agreement, the Guarantees, Fee Letters, the Security Documents, the Perfection Certificate, the Confirmation, and all instruments, confidentiality agreements and other agreements and notices, executed and delivered by any one or more of the Obligors in favour of the Finance Parties (or the Administrative Agent on behalf of such Finance Parties) from time to time in connection with this agreement, the Existing Credit Agreement or any other Credit Document, but specifically excluding Secured Risk Management Agreements and the Cash Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the Credit Limit as at the close of business on such date.

“Credit Facility” shall have the meaning ascribed thereto in Section 2.1(b).

“Credit Limit” means $150,000,000, as such amount may be reduced from time to time pursuant to Section 2.3.

“Credit Facility Termination Date” means the date on which all Secured Obligations of the Borrower under or in connection with the Credit Facility have been permanently paid in full and the Lenders have no commitment to provide credit to the Borrower under or in connection with the Credit Facility.

“Credit Parties” means the Administrative Agent and the Lenders.

“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

Second Amended and Restated Credit Agreement

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has notified the Administrative Agent that such Lender does not intend to fund its commitments hereunder except in connection with an assertion by such Lender that the conditions to funding hereunder are not met, (d) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (e) is, or has a direct or indirect parent that is, other than via an Undisclosed Administration, the subject of a bankruptcy or insolvency proceeding, (f) is, or has a direct or indirect parent that is, other than via an Undisclosed Administration, subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, or (g) is, or has a direct or indirect parent that is, subject to any Bail-In Action.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means the Borrower’s U.S. Dollar account numbered [Redacted – confidential] maintained by the Administrative Agent at the Branch of Account for the purposes of transactions under the Credit Facility or such other U.S. Dollar account of the Borrower agreed upon by the Borrower and the Administrative Agent to be the “Designated Account”.

“Disposition” shall mean any sale, Sale Leaseback, assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, and the verb “Dispose” shall have a correlative meaning.

Second Amended and Restated Credit Agreement

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of the Borrower, including options, warrants, conversion or exchange privileges and similar rights; and

(c)	the payment of interest or the repayment of principal with respect to any Indebtedness which is subordinated and/or postponed to the Secured Obligations.

For greater certainty, the conversion or contribution of Indebtedness owing by the Borrower into equity or additional capital, or the capitalization of interest on such Indebtedness, is not a Distribution.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter:

(a)	plus (to the extent otherwise deducted) income and mining tax expenses for such Fiscal Quarter;

(b)	plus (to the extent otherwise deducted) Interest Expenses for such Fiscal Quarter;

(c)	minus (to the extent otherwise included) Interest Income for such Fiscal Quarter;

(d)	plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses for such Fiscal Quarter;

(e)	minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains for such Fiscal Quarter;

(f)	plus (to the extent otherwise deducted) any loss against book value or reserves incurred by a Subject Entity on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter or any discontinued operations;

Second Amended and Restated Credit Agreement

(g)	minus (to the extent otherwise included) any gain over book value or reserves incurred by a Subject Entity on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter or any discontinued operations;

(h)	plus (to the extent otherwise deducted) depreciation of fixed assets and amortization of goodwill or intangible assets during such Fiscal Quarter;

(i)	plus (to the extent otherwise deducted) depletion expense during such Fiscal Quarter;

(j)	plus (to the extent otherwise deducted) the amount of capital expenditures and other expenditures in respect of exploration activities during such Fiscal Quarter;

(k)	plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(l)	minus (to the extent otherwise included) any unrealized gains incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(m)	plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses during such Fiscal Quarter; and

(n)	minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains during such Fiscal Quarter.

Subject to the last sentence hereof, the calculation of EBITDA shall be adjusted for non-cash revenues and expenses including deferred revenue and the difference between accrued reclamation expenses and actual cash reclamation expenses. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital. In the event a Subject Entity has made a Permitted Acquisition permitted pursuant to Section 11.2(h) during such period, the computation of EBITDA shall be made on a pro forma basis, giving effect to actual results, as if the Permitted Acquisition had taken place on the first day of such period.

“Effective Time” shall have the meaning ascribed thereto in Section 12.2.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person (other than a natural person), in each case, other than a Defaulting Lender, in respect of which the consent of any party whose consent is required by Section 15.5(c) has been obtained.

Second Amended and Restated Credit Agreement

“Employee Benefit Plan” means any employee benefit plan maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Subject Entity that are not Pension Plans, including any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangements in which the employees or former employees of any Subject Entity participate or are eligible to participate, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported, but excluding all stock option or stock purchase plans.

“Enforcement Date” means:

(a)	at all times prior to the Credit Facility Termination Date, the date on which the Administrative Agent notifies the Borrower, pursuant to Section 13.1, that all Indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or

(b)	on and at all times after the Credit Facility Termination Date, the date on which a Finance Party notifies an Obligor that all indebtedness of such Obligor to such Finance Party under the relevant Finance Document has become immediately due and payable or on which such indebtedness automatically becomes due and payable, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental and Social Laws” means any Applicable Law which relates to (A) the pollution or protection of the Environment, (B) the conditions of the workplace, (C) the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment including any Hazardous Materials, (D) indigenous peoples, (E) cultural heritage or (F) resettlement or economic displacement of persons.

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Ero US” means Ero Copper (US) Ltd., a corporation incorporated under the laws of the State of Delaware.

“Erroneous Payment” shall have the meaning ascribed thereto in Section 14.27(a).

Second Amended and Restated Credit Agreement

“Erroneous Payment Notice” shall have the meaning ascribed thereto in Section 14.27(a).

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any date of determination, with reference to any amount expressed in one currency, the amount of another applicable currency required to purchase such amount in the first currency on such date either (i) in the case of any amount derived directly or indirectly from any financial statements of the Borrower, the exchange rate used to convert from one currency to another, as applicable, in the preparation of such financial statements, and (ii) in all other cases, the spot rate of exchange for converting from one currency to another quoted by the Bank of Canada at approximately 4:30 p.m. (Toronto time) on the effective date of such conversion.

“Excluded Taxes” means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of the Borrower under any Finance Document, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Finance Party, in which its applicable lending office is located, (b) any capital taxes and branch profits taxes or any similar tax imposed by any jurisdiction described in (a) above, (c) any Canadian federal withholding tax payable under Part XIII of the Tax Act that are imposed on amounts payable to or for the account of a Finance Party as a consequence of (A) such Finance Party not dealing at arm’s length (within the meaning of the Tax Act) with the Borrower at the time of such payment, or (B) such Finance Party being a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Borrower, or not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Borrower, except where the non-arm’s length relationship arises, or where the Finance Party is a “specified non-resident shareholder”, or does not deal at arm’s length with a “specified shareholder”, in connection with or as a result of the Finance Party having become a party to, received or perfected a security interest under or received or enforced any rights under, any Finance Document, and (d) any U.S. federal withholding taxes imposed under FATCA.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.20.

“FATCA” shall mean (i) Sections 1471 through 1474 of the US Internal Revenue Code, (ii) any regulations promulgated thereunder, official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the US Internal Revenue Code, and (iii) any intergovernmental agreements (or related legislation or official administrative rules or practices) implementing the foregoing, in each case, in existence as of the date of this Agreement, or any amended or successor version that is substantively comparable and not materially more onerous to comply with.

Second Amended and Restated Credit Agreement

“Fee Letters” means the Administrative Agency Fee Letter and the Lead Arranger Fee Letter.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent. If at any time the Federal Funds Effective Rate is less than zero, the Federal Funds Effective Rate shall be deemed to be equal to zero.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Finance Documents” means, collectively, the Credit Documents, the Secured Risk Management Agreements and the Cash Management Agreements.

“Finance Parties” means, collectively, the Credit Parties, the Qualified Cash Management Lenders and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve month period ending on the last day of December in each year.

“Floor” means the benchmark rate floor, if any, provided in this agreement initially (as of the execution of this agreement, the modification, amendment or renewal of this agreement or otherwise) with respect to the Adjusted Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

“generally accepted accounting principles” or “GAAP” means IFRS generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

Second Amended and Restated Credit Agreement

“Guarantees” means, collectively (i) the Borrower Guarantee and (ii) the guarantee to be entered into by each Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Lenders, and pursuant to which such Guarantor shall guarantee all of the Secured Obligations of each other Obligor and “Guarantee” means any one of the Guarantees.

“Guarantors” means, collectively, all present and future Subsidiaries of the Borrower other than the Immaterial Subsidiaries.

“Hazardous Materials” means any Waste or other substance that is hazardous, radioactive, toxic, a pollutant or a Contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental and Social Laws, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

“HY Creditors” means, collectively, the High Yield Trustee and the High Yield Noteholders.

“HY Effective Date” means the date on which the HY Indenture is entered into and the Notes are issued thereunder.

“HY Indebtedness” means Indebtedness owing under and pursuant to the HY Indenture and the Notes issued thereunder, provided that:

(a)	such Indebtedness, at the time of incurrence, matures at least twelve months after the Maturity Date;

(b)	the instruments evidencing such Indebtedness (including the HY Indenture and Notes) contain no covenants (including for certainty, financial covenants) and events of default which are more onerous in any material respect than the covenants (including for certainty, financial covenants) and events of default contained in Article 11and Article 13 of this agreement;

(c)	such Indebtedness is at all times unsecured; and

(d)	contemporaneously with the incurrence of such Indebtedness, the Borrower has provided to the Administrative Agent a certified true, correct and complete copy of the HY Indenture and any guarantees therefor.

“HY Indenture” means the trust indenture dated as of the HY Effective Date among, inter alios, the Borrower, as issuer, Mineração Caraíba S.A. as guarantor, and Computershare Trust Company, N.A. as trustee.

“HY Noteholders” means those Persons who from time to time are owners of HY Indebtedness.

Second Amended and Restated Credit Agreement

“HY Trustee” means Computershare Trust Company, N.A., or any successor or assignee thereof, in its capacity as trustee under the HY Indenture.

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Immaterial Subsidiaries” means Ero US, Ero Brasil Serviços de Geologia Ltda, MBESA and Ero Nickel Corp. and “Immaterial Subsidiary” means any of the Immaterial Subsidiaries or any such other Subsidiary of the Borrower designated in writing as an Immaterial Subsidiary by the Borrower and the Administrative Agent that otherwise complies with Section 10.1(ee) and 11.2(m).

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v) (for greater certainty, the contingent obligations assuring payment of any Out-of-the-Money Derivative Exposure will only be treated as Indebtedness if such Out-of-the-Money Derivative Exposure has in fact been accelerated).

“Indemnified Liabilities” has the meaning ascribed to such term in Section 8.6(a) or Section 8.6(b), as applicable.

“Indemnified Taxes” means, Taxes other than Excluded Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto,as reduced from time to time pursuant to, as applicable, Sections 2.3, 8.4 and 15.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility.

“Initial Closing Date” means December 21, 2017.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Subject Entity and used in or necessary to the operation of its business.

Second Amended and Restated Credit Agreement

“Interest Expenses” means, for any particular period, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses (provided, with respect to any interest attributable to leases, that only the interest attributable to Capital Leases shall be Interest Expense).

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as interest accrued due to the Borrower during such period.

“Interest Payment Date” means, in the case of interest on Term Benchmark Loans, the last day of each Interest Period applicable to such Loan; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period, and the Maturity Date.

“Interest Period” means, with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one month, three months or six months thereafter (in each case, subject to the availability thereof), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Banking Day, (ii) any Interest Period that commences on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Banking Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 3.11 shall be available for specification in any request for a Term Benchmark Loan or continuation of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Loan.

“Interest Service Coverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Rolling EBITDA for such Fiscal Quarter to (ii) Rolling Interest Service for such Fiscal Quarter.

“Interim Period” means the period of time between the date on which this Agreement is executed and delivered by all parties hereto and the Effective Time.

Second Amended and Restated Credit Agreement

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

“Judgment Conversion Date” shall have the meaning ascribed thereto in Section 15.7(a)(ii).

“Judgment Currency” shall have the meaning ascribed thereto in Section 15.7.

“Knowledge of the Borrower” means, at any particular time, the conscious knowledge of the senior management of the Borrower.

“Lead Arranger Fee Letter” means the lead arranger fee letter dated December 13, 2022 entered into between Bank of Montreal and the Borrower.

“Lenders” means the individual financial institutions set out and described in Schedule A, as amended from time to time, and “Lender” means any of the Lenders. After the Credit Facility Termination Date, “Lender” shall mean each Person that was a Lender immediately prior to the Credit Facility Termination Date but only for so long as such Person is a Qualified Cash Management Lender or Qualified Risk Management Lender.

“Level” means a level set out in the first column of the table contained in Schedule H corresponding to the range within which the Leverage Ratio as of any Fiscal Quarter end falls.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Total Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“Lien” means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, title retention, Capital Lease, sale-lease-back transaction, or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance, in each case, which binds property and (v) any agreement to grant any of the foregoing rights or interests described in clauses (i) to (iv) of this definition.

“Loans” means Base Rate Loans and Term Benchmark Loans.

“Majority Lenders” means:

Second Amended and Restated Credit Agreement

(a)	at any particular time up to the termination of the Credit Facility pursuant to Section 2.4, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments aggregate at least two thirds of the Total Commitment Amount at such time and, at any particular time after the termination of the Credit Facility pursuant to Section 2.4 until the Credit Facility Termination Date, such group of Lenders which have, in the aggregate, extended credit which is outstanding hereunder in an amount at least two thirds of the aggregate amount of credit outstanding hereunder at such time after giving effect to all necessary adjustments pursuant to Section 14.16; and

(b)	at any particular time after the Credit Facility Termination Date, such group of Finance Parties which have aggregate Exposure in an amount at least two thirds of the aggregate Exposure of all of the Finance Parties at such time.

Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)	the business, property, assets, liabilities or condition (financial or otherwise) of the Borrower and its Subsidiaries taken as a whole;

(b)	the ability of any Obligor to perform its obligations under any Credit Document to which it is a party; or

(c)	the ability of the Administrative Agent or any other Finance Party to enforce its rights under any Credit Document.

“Material Agreements” means (i) those contracts set forth as such in the Perfection Certificate and (ii) any other contract to which a Subject Entity is a party, for which there is no readily available substitute, and the breach or termination of which could reasonably be expected to result in a Material Adverse Change and “Material Agreement” means any of the Material Agreements. For greater certainty, any NX Gold Stream Agreement in effect from time to time shall constitute a Material Agreement for the purposes of this agreement.

“Material Property Royalties” means those royalties referenced in the Perfection Certificates.

Second Amended and Restated Credit Agreement

“Maturity Date” means December 13, 2026.

“MBESA” means Mineração Boa Esperança S/A, a company formed under the laws of Brazil.

“MCII” means Mineração Caraíba International Inc., a corporation incorporated under the laws of the British Virgin Islands.

“MCSA” means Mineração Caraíba S.A., a company formed under the laws of Brazil.

“MCSA Excluded Property” means the property owned by MCSA and located within southeastern Pará State, Brazil, approximately 40 km southwest of the town of Tucumã, consisting of a single mineral concession covering an area of 4,033.81 ha.

“MCSA Mining Complex” means collectively, the active and past-producing mines of the Vale do Curaçá Property, namely the Caraíba Mine (comprised of the underground Pilar Mine, the integrated Caraíba Mill, a conventional three-stage crushing, milling and copper sulphide flotation plant, and the inactive solvent extraction electrowinning SX/EW Plant), the open pit Surubim Mine, the underground Vermelhos Mine and the past-producing open pit mines of R22, Angicos and Suçuarana, and the supporting infrastructure.

“Mine Plan” means (i) in respect of each mine of a Subject Entity, the individual mine plan in a format approved by the Borrower and the Administrative Agent prior to the Initial Closing Date for such mine’s relevant life of mine and (ii) the consolidated annual budget of the Borrower which shall include projected exploration and corporate expenses (including sales, general and administrative expenses), delivered by or on behalf of the Borrower to the Lenders. The Administrative Agent hereby acknowledges that the form of Mine Plan provided by the Borrower to the Administrative Agent prior to the Initial Closing Date constitutes the “Mine Plan” and that any subsequent Mine Plan delivered by the Borrower to the Administrative Agent pursuant to Section 11.1(b)(v) that is in a form consistent with the aforementioned Mine Plan provided by the Borrower to the Administrative Agent prior to the date hereof shall also constitute the “Mine Plan”.

“Mining Licenses” means, collectively, at any time, the mineral concessions, mining claims and mining leases which are material to the conduct of exploration or mining activities on or in each of the mines of any Subject Entity and all extensions, renewals, replacements, conversions or substitutions thereof, a complete and accurate inventory of which is set forth in the Perfection Certificate as updated from time to time in accordance with Section 11.1(b)(iii).

“Mining Operations” means, at any particular time, the exploration, development, mining, construction and milling operations carried out at the mines of any Subject Entity at such time.

Second Amended and Restated Credit Agreement

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“Net Proceeds” means, with respect to any prepayment event set forth in Section 9.3, an amount equal to the gross cash proceeds received by or on behalf of a Subject Entity in respect of such prepayment event less the sum of all reasonable and customary fees, commissions, expenses, issuance costs, discounts and other documented costs paid by or on behalf of such Subject Entity in connection with such prepayment event.

“Non-Obligor Subject Entity” means any Subject Entity which is not an Obligor.

“Notes” shall have the meaning ascribed thereto under the HY Indenture.

“NXGSA” means NX Gold S.A., a company formed under the laws of Brazil.

“NX Gold Mine” means the gold mine located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 hectares and being the location where all of the gold mining and processing activities of NXGSA occur and eight exploration licenses covering an area of 31,096.2 hectares.

“NX Gold Stream Agreement” means any precious metals purchase agreement entered into at any time and from time to time between NXGSA or any other Obligor, as seller, and a streaming counterparty, as purchaser, with respect to the streaming of doré produced at the NX Gold Mine.

“Obligors” means the Borrower and the Guarantors and “Obligor” means any one of the Obligors.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Official Body” means any supra-national (such as the European Union and the European Central Bank), national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Finance Document and the transactions contemplated thereby.

Second Amended and Restated Credit Agreement

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Participant” shall have the meaning ascribed thereto pursuant to Section 15.5.

“Party” means a party to this agreement.

“Pension Plan” means any plan, program or arrangement which is considered to be a pension plan for the purposes of any applicable pension benefits standards, or any applicable tax, statute and/or regulation thereof established, maintained or contributed to by, or to which there is or may be an obligation to contribute by, a Subject Entity, its employees or former employees, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported.

“Perfection Certificate” means, in respect of each Subject Entity, the certificate of a senior officer of the Borrower, addressed to the Administrative Agent, in form and substance satisfactory to the Lenders and pursuant to which certain factual matters relating to each such Subject Entity and the Secured Assets of each such Subject Entity are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(b).

“Permit” means all material licenses, permits, Approvals of Official Bodies (including environmental Approvals), rights (including surface and access rights), privileges, concessions or franchises necessary for the construction, development, operation and reclamation of any mines of a Subject Entity.

“Permitted Acquisition” means any Acquisition with respect to which:

(a)	the business of the entity being acquired is (in the case of a share Acquisition) or the assets being acquired are used in or relate to (in the case of an asset Acquisition), a business of the nature currently conducted by the Subject Entities or related to such business;

(b)	in the case of a share Acquisition, the entity being acquired will be a direct or indirect wholly-owned Subsidiary of the Borrower;

(c)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition;

(d)	historical audited financial statements for the assets or of the entity being acquired, as applicable, as well as a copy of the purchase agreement, have been provided to the Administrative Agent;

Second Amended and Restated Credit Agreement

(e)	the Borrower would be in compliance with the financial covenants set out in Sections 11.1(m) and (n), on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition;

(f)	the board of directors of the entity being acquired or of the entity whose assets are being acquired, as applicable, have not publicly expressed their opposition to such Acquisition;

(g)	the aggregate Cash consideration for all Acquisitions (including such proposed Acquisition) does not exceed $[Redacted – commercially sensitive] during any Fiscal Year provided any unused portion of such annual cash Acquisition basket may be carried forward for a maximum cumulative amount not exceeding $[Redacted – commercially sensitive]; and

(h)	the assets acquired are situate in or the entity acquired is incorporated or otherwise formed in, a Permitted Jurisdiction.

“Permitted Dispositions” means any one or more of the following:

(a)	Dispositions of inventory, product or produced or unprocessed minerals, metals or other mineral or extracted materials Disposed of in the ordinary course of business;

(b)	Dispositions of worn out, unserviceable or obsolete equipment;

(c)	Dispositions of assets owned by one Company to another Company provided, where a Disposition of any assets to an Immaterial Subsidiary would cause such Immaterial Subsidiary to cease to so qualify (ie: assets or liabilities exceeding $[Redacted – commercially sensitive] post-Disposition), the Borrower shall cause such Immaterial Subsidiary to become a Guarantor pursuant to Section 11.1(r) prior to the subject Disposition;

(d)	other Dispositions provided that the aggregate net disposition proceeds of such Dispositions do not exceed $[Redacted – commercially sensitive] in any Fiscal Year (for the avoidance of doubt, such $[Redacted – commercially sensitive] threshold excludes the proceeds of any Permitted Dispositions referenced in paragraphs (a), (b) and (c) of this definition);

(e)	Disposition of MCSA Excluded Property or any Immaterial Subsidiary or any of their assets or property; and

(f)	Dispositions under any NX Gold Stream Agreement,

in each case of (c), (d) and(e), further provided that a Disposition will be deemed not to be a Permitted Disposition if a Default or Event of Default has occurred and is continuing at the time of such Disposition or would arise immediately after such Disposition as a result thereof. For the avoidance of doubt, a Restricted Forward Sale Transaction shall not constitute a commodity sale transaction in the ordinary course of business for the purposes hereof.

Second Amended and Restated Credit Agreement

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)	Indebtedness of the Subject Entities arising under Capital Leases and Purchase Money Indebtedness including the Indebtedness of MCSA under its equipment financing programme with Finame, Caterpillar, Sandvik and Volvo; provided that, at any particular time, the aggregate amount of such Indebtedness does not exceed $[Redacted – commercially sensitive] or the Exchange Equivalent thereof;

(c)	Indebtedness owed by a Subject Entity to another Subject Entity; provided, as concerns on such Indebtedness owed by any Obligor to any Non-Obligor Subject Entity, the relevant Non-Obligor Subject Entity has executed and delivered a Postponement and Subordination Undertaking;

(d)	trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices;

(e)	Indebtedness pursuant to Permitted Risk Management Agreements;

(f)	HY Indebtedness in the maximum aggregate principal amount of $[Redacted – commercially sensitive] (and the unsecured guarantees of each of MCSA and Ero Brazil Participacoes Ltda therefor);

(g)	any Permitted Refinancing Indebtedness in respect of the HY Indebtedness, provided that the principal amount of such Permitted Refinancing Indebtedness does not exceed the amount being refinanced, plus related costs and expenses;

(h)	[reserved];

(i)	[reserved];

(j)	Indebtedness incurred by a Subject Entity up to the maximum amount of $[Redacted – commercially sensitive] (or the Exchange Equivalent thereof) at any given time (including, for certainty, Indebtedness in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of such Subject Entity (including for the reclamation or remediation of mining properties), all in the ordinary course of business); and

(k)	Indebtedness owed by a Subject Entity under a guarantee granted in connection with the NX Gold Stream Agreement, provided that such guarantees are in form and substance satisfactory to the Lenders and are subject to an intercreditor agreement in form and substance satisfactory to the Lenders.

Second Amended and Restated Credit Agreement

“Permitted Investments” means any one or more of the following:

(a)	Investment in Cash;

(b)	Investments by any Subject Entity in another Obligor;

(c)	Investments by Obligors any Company provided, where any such Investment or series of Investments in an Immaterial Subsidiary would cause such Immaterial Subsidiary to cease to so qualify (ie: assets or liabilities exceeding $[Redacted – commercially sensitive] post-Investment), the Borrower shall cause such Immaterial Subsidiary to become a Guarantor pursuant to Section 11.1(r) prior to the subject Investment;

(d)	Investments by Obligors in Ero US not to exceed $[Redacted – commercially sensitive] in any given Fiscal Year, provided that Ero US has not otherwise borrowed such amount from the Borrower in such Fiscal Year; and

(e)	Investments not otherwise governed by the foregoing paragraphs (a) to (d), inclusive, in the maximum aggregate amount of $[Redacted – commercially sensitive] per Fiscal Year provided any unused portions of such annual Investment basket may be carried forward for a maximum cumulative amount not exceeding $[Redacted – commercially sensitive];

provided, in each case, no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

“Permitted Jurisdictions” means Canada, the United States and Brazil.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Subject Entities:

(a)	the Security and any Lien permitted pursuant to the Finance Documents;

(b)	Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)	attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the Liens are in existence for less than 10 days after their creation or the execution or other enforcement of the Liens is effectively stayed or the claims so secured are being actively contested in good faith and by proper legal proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

Second Amended and Restated Credit Agreement

(d)	Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)	restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Subject Entity, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

(f)	the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Subject Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)	the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(h)	security given to a public utility or other Official Body (including for the reclamation or remediation of mining properties) in connection with the operations of any Subject Entity, all in the ordinary course of business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k)	servicing agreements, development agreements, site plan agreements, subdivision agreements and agreements with Official Bodies pertaining to the use or development of any of the assets of a Subject Entity, provided same are complied with and do not reduce the value of the assets of such Subject Entity or materially interfere with the use of such assets in the operation of the business of a Subject Entity;

Second Amended and Restated Credit Agreement

(l)	applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(m)	Liens securing appeal bonds and other similar Liens arising in connection with court proceedings (including surety bonds, security for costs of litigation where required by Applicable Law and letters of credit) or any other instruments serving a similar purpose;

(n)	royalties and security therefor granted as at December 21, 2017, which royalties are disclosed in the Perfection Certificate;

(o)	Liens securing the Permitted Indebtedness referred to in paragraph (b) of the definition thereof;

(p)	[Intentionally deleted.];

(q)	Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to, or in respect of, a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Subject Entity’s portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing or refining arrangement or other obligations of a Subject Entity under such arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(r)	[reserved];

(s)	Liens in up to $[Redacted – commercially sensitive] of cash collateral securing obligations to Banco Santander (Brasil) S.A. and Banco Santander (Brasil) S.A., Grand Cayman Branch in connection with the Class B notes referenced in the definition of “Total Indebtedness”;

(t)	second-ranking Liens granted by a Subject Entity in connection with the NX Gold Stream Agreement, provided that the security agreements evidencing such Liens are in form and substance satisfactory to the Lenders and provided that such Liens are subject to an intercreditor agreement in form and substance satisfactory to the Lenders; and

(u)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness incurred to Refinance any other Indebtedness (or any Indebtedness previously issued to Refinance any such Indebtedness), so long as (i) such refinancing Indebtedness has a weighted average life to maturity greater than or equal to the weighted average life to maturity of the Indebtedness being Refinanced, (ii) such refinancing Indebtedness is the obligation of the same Person as that of the Indebtedness being Refinanced and is not guaranteed by any Person except to the extent the Indebtedness being Refinanced was guaranteed by such Person or such Person is otherwise a Guarantor, (iii) such refinancing Indebtedness is secured only to the extent (if at all), and by the assets, that the Indebtedness being refinanced was so secured, (iv) the incurrence or existence of such refinancing Indebtedness shall not result in a failure to comply with Section 11.2(f), (v) such refinancing Indebtedness has the same (or, from the perspective of the Lenders, more favourable) subordination provisions, if any, as the Indebtedness being Refinanced, and (vi) all other terms of such refinancing Indebtedness (including, without limitation, with respect to the amortization schedules, redemption provisions, maturities, covenants, defaults and remedies), are not, taken as a whole, materially less favourable to the respective borrower than those previously existing with respect to the Indebtedness being Refinanced.

Second Amended and Restated Credit Agreement

“Permitted Risk Management Agreement” means (a) a Secured Risk Management Agreement or (b) a Risk Management Agreement entered into by an Obligor with any Person, in each case (i) that has not been entered into for speculative purposes nor on a margined basis, (ii) which does not constitute a Restricted Forward Sale Transaction, (iii) which requires settlement or delivery at the original maturity date thereof and (iv) which would not result, at the time of the transaction effected pursuant thereto, in more than 80% of the forecast production of the Borrower for a particular metal on a consolidated basis being hedged in any Fiscal Year.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“PPSA” means the Personal Property Security Act (British Columbia), as amended.

“Postponement and Subordination Undertaking” means a postponement and subordination undertaking to be entered into by any Obligor to which another Obligor is indebted in form and substance satisfactory to the Administrative Agent.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.5.

“Pro Rata Share” means, at any particular time, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to the Credit Facility at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from any Obligor pursuant to the Credit Documents (i) after any Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to the Guarantees or the Security Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

Second Amended and Restated Credit Agreement

“Prospectus” means the prospectus of the Borrower dated October 11, 2017.

“Purchase Money Indebtedness” means Indebtedness assumed by any Subject Entity as part of, or issued or incurred by such Subject Entity to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Subject Entity.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule J.

“Qualified Cash Management Lender” means (x) any Person that enters into a Cash Management Agreement prior to the date on which it became a Lender or at a time when such Person is a Lender or (y) any Qualified Affiliate that entered into a Cash Management Agreement prior to the date on which the Lender with which such Qualified Affiliate is affiliated became a Lender or any Qualified Affiliate which enters into a Cash Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, even if, in each case, such Person subsequently ceases to be Lender or a Qualified Affiliate.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement prior to the date on which it became a Lender or at a time when such Person is a Lender or (y) any Qualified Affiliate that entered into a Risk Management Agreement prior to the date on which the Lender with which such Qualified Affiliate is affiliated became a Lender or any Qualified Affiliate which enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, even if, in each such case, such Person subsequently ceases to be Lender or a Qualified Affiliate.

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Refinance” means to extend, refinance, renew, replace, substitute or refund. “Refinanced” shall have a correlative meaning.

Second Amended and Restated Credit Agreement

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Restatement Date” means the date on which the last condition precedent to the effectiveness of this agreement pursuant to Section 12.2 is satisfied or waived.

“Restricted Forward Sale Transaction” means a forward sale of a quantity of metal or other commodity (allocated or unallocated) at a fixed price where the purchase price (or any substantial part thereof) is paid prior to the date on which such metal or commodity (allocated or unallocated) is to be delivered.

“Risk Management Agreements” means any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Subject Entity which constitutes any silver, gold or other commodity hedging transaction (including any Restricted Forward Sale Transaction), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Subject Entity.

“Rolling EBITDA” means, for any Fiscal Quarter, the sum of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“Rolling Interest Service” means, for any Fiscal Quarter, the aggregate amount of Interest Expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which a Subject Entity (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

Second Amended and Restated Credit Agreement

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any Person which is a designated target of Sanctions;

(b)	located or resident in or organized under the laws of any country that is subject to general or country-wide Sanctions;

(c)	a U.S. Blocked Person; or

(d)	any person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian Sanctions.

“Sanctions” means any applicable legislation, regulations, orders, economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by OFAC (or any other part of the US Treasury Department), the US Department of State, the United Nations Security Council, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury, the competent Brazilian authorities or other relevant sanctions authority which governs transactions in controlled goods or technologies or dealings with countries, entities, organizations or individuals subject to such legislation, regulations, orders, economic or trade sanctions or restrictive measures.

“Secured Assets” means, all of the present and future assets, property and undertaking of the Borrower and any Shares of any Subsidiary that becomes a Guarantor pursuant to Section 11.1(r) and, in each case, all proceeds thereof. For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets are sold or otherwise disposed of in a manner in which is permitted, or otherwise not prohibited, by any relevant Credit Document.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by the Obligors to the Finance Parties, or remaining unpaid to the Finance Parties, under or in connection with the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

Second Amended and Restated Credit Agreement

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been permanently paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

“Secured Risk Management Agreements” means any Risk Management Agreement between an Obligor on the one hand and a Qualified Risk Management Lender.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Borrower or any shareholder of any Subsidiary of the Borrower which Subsidiary becomes a Guarantor pursuant to Section 11.1(r) in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of its Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent, acting reasonably, and to include the security documents described in Schedule I hereto.

“Shareholders’ Equity” means, at any time, the shareholders’ equity in the Borrower on a consolidated basis as shown on the consolidated financial statement of the Borrower most recently delivered by the Borrower to the Administrative Agent pursuant to Section 11.1(b)(i) or (ii) with respect to such time.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Subject Entities” means the Borrower and all of its Subsidiaries (other than the Immaterial Subsidiaries) and “Subject Entity” means any of the Subject Entities.

“Subsidiary” means, with respect to any Person, any corporation, company or other business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. For greater certainty, “Subsidiary” shall include, with respect to any Person, any partnership, the sole general partner or the managing general partner of which is such Person or one or more Subsidiaries of such Person.

Second Amended and Restated Credit Agreement

“Tangible Net Worth” means Shareholders’ Equity (excluding the foreign exchange equity reserve that is included in Shareholders’ Equity) less all amounts that would be included on a consolidated balance sheet of a Person as amounts owed by any Affiliate of the Person or as intangibles (calculated using intangibles as defined based on the applicable provisions of GAAP and for further clarification excluding exploration and evaluation assets).

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means all taxes, royalties, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body) that is a taxing authority, and whether disputed or not.

“Term Benchmark Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Adjusted Term SOFR Rate.

“Term SOFR Adjustment” means, for any calculation with respect to a Term Benchmark Loan, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One (1) month	[Redacted – commercially sensitive]
Three (3) months	[Redacted – commercially sensitive]
Six (6) months	[Redacted – commercially sensitive]

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

Second Amended and Restated Credit Agreement

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Total Commitment Amount” means, as the context so requires, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Undisclosed Administration” means, in relation to a Lender or its direct or indirect parent company, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian, or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or such parent company is subject to home jurisdiction, if Applicable Law requires that such appointment not be disclosed.

“U.S.” and “United States” means the United States of America.

“U.S. Blocked Person” means any Person: (i) listed in the annex to, or is otherwise subject of the provisions of, US Executive order No. 13224, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to US Executive order No. 13224 and/or any other list of terrorists or other restricted persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable executive orders; (ii) a Person determined by the Secretary of the Treasury to be owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, US Executive order No. 13224; (iii) a person with which any Finance Party is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law and who is identified to the Borrower; (iv) a Person determined by the Secretary of the Treasury who commits, threatens or conspires to commit or supports “terrorism” as defined in US Executive order No. 13224; or (v) a Person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

Second Amended and Restated Credit Agreement

“U.S. Dollar Equivalent” means the relevant Exchange Equivalent in U.S. Dollars of any amount of another currency.

“U.S. Dollars” means the lawful currency of the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56, 115 Stat. 272 (2001), as amended, and any regulations (including the regulations contained in 31 CFR 103.121) or guidelines promulgated thereunder.

“Voting Shares” means Shares of any class of the Borrower carrying voting rights generally under all circumstances.

“Waste” means any waste as defined by EPA.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a Person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a Person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

Second Amended and Restated Credit Agreement

1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement. Subject to the following sentence, any references herein to any agreements or documents shall mean, unless otherwise explicitly stated, such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

Second Amended and Restated Credit Agreement

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Amount of Credit

Any reference herein to the “amount of credit outstanding” or “outstanding amount of credit” or any similar phrase shall mean, at any particular time, in the case of a Base Rate Loan or a Term Benchmark Loan, the principal amount thereof.

1.11	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12	Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13	Meaning of Include

The words “include”, “includes” and “including”, when used in this agreement, shall be deemed to be followed by the phrase, “without limitation”.

1.14	Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.15	Accounting Terms – GAAP; Calculations, Computations, Changes in Accounting Policies

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. Whereas the Borrower may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then the Borrower, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement or such other Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s or any of its Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Majority Lenders cannot agree upon the required amendments, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

Second Amended and Restated Credit Agreement

1.16	Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the other Finance Documents, the provisions of this agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any Finance Document is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.17	Permitted Liens

Any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

1.18	Ordinary Course of Business

Any transaction herein qualified as to a Person’s “ordinary course of business” means the ordinary course of such Person’s business, as conducted by any such Person in accordance with past practice and undertaken by such Person for commercial reasons and not for purposes of evading any obligation or restriction contained in any Credit Document.

Article 2
CREDIT FACILITY

2.1	Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in the aggregate amount of the Credit Limit.

2.2	Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Limit at such time. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit under the Credit Facility, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit hereunder. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit thereunder.

Second Amended and Restated Credit Agreement

2.3	Reduction of Credit Limit

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Limit to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until three Banking Days after such notice has been given. The amount of the Credit Limit will not be permanently reduced by any prepayment or repayment under the Credit Facility pursuant to Section 9.2 or 9.6 but will be reduced at the time of and by the amount of any repayment of the Credit Facility pursuant to Section 9.1 and any reduction of the Credit Limit pursuant to Section 9.3. Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 6 shall not cause any reduction in the amount of the Credit Limit. Upon any reduction of the Credit Limit, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Limit.

2.4	Termination of Credit Facility

The Credit Facility shall terminate upon the earliest to occur of:

(a)	the termination of the Credit Facility in accordance with Section 13.1;

(b)	the date on which the Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(c)	the Maturity Date.

Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

2.5	Credit Restrictions

Subject to the terms and conditions hereof, the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the Credit Limit. The Borrower shall not drawdown credit under the Credit Facility for the purpose of accumulating and/or maintaining cash in deposit or investment accounts outside the ordinary course of business.

Second Amended and Restated Credit Agreement

Article 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1	Types of Credit Availments

Subject to the terms and conditions hereof:

(a)	the Borrower may obtain credit under the Credit Facility from the Lenders through the Branch of Account by way of Base Rate Loans or Term Benchmark Loans; and

(b)	any extension of credit hereunder by way of drawdown of any Base Rate Loan shall be in the amount of at least $1,000,000 and otherwise in integral multiple of $100,000 in excess thereof. Any extension of credit hereunder by way of drawdowns of a Term Benchmark Loan shall be in a minimum amount of $5,000,000 and otherwise in integral multiples of $500,000 in excess thereof.

3.2	Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

Second Amended and Restated Credit Agreement

3.3	Failure of Lender to Fund Loan

If any Lender (a “Non-Funding Lender”) fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Non-Funding Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Non-Funding Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Non-Funding Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Non-Funding Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender) to the Contributing Lenders until such time as the Non-Funding Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender.

3.4	Timing of Credit Availments

No Term Benchmark Loan under the Credit Facility may have a maturity date later than the Maturity Date.

3.5	Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of Adjusted Term SOFR Rate or Base Rate, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the Adjusted Term SOFR Rate or the Base Rate, as the case may be, or by reason of a change in any Applicable Law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in the Adjusted Term SOFR Rate or the Base Rate, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

Second Amended and Restated Credit Agreement

(a)	the right of the Borrower to obtain any affected Base Rate Loan or Term Benchmark Loan from such Lender shall be suspended until such Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any affected Base Rate Loan or Term Benchmark Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)	if any Term Benchmark Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Term Benchmark Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a Base Rate Loan in the principal amount equal to the principal amount of the Term Benchmark Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Loan at such time, such Term Benchmark Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such Term Benchmark Loan; and

(d)	if any Base Rate Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Term Benchmark Loan at such time, be immediately converted to a Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a Term Benchmark Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Loan.

3.6	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment. In addition to the foregoing, the Borrower authorizes and directs the Administrative Agent to debit automatically, by mechanical, electronic or manual means, any bank account of the Borrower maintained with the Administrative Agent for all amounts due and payable by the Borrower under this agreement, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account. The Administrative Agent shall notify the Borrower as to the particulars of those debits in the normal course.

Second Amended and Restated Credit Agreement

3.7	Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.4, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and where any other Lender has made funds available in the place and stead of a Non-Funding Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including a prepayment), interest, fees or other amount hereunder, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8	Evidence of Indebtedness

The Administrative Agent shall open and maintain accounts wherein it shall record the amount and type of credit outstanding, each advance and each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders and the Administrative Agent hereunder. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Lenders and the Administrative Agent hereunder.

3.9	Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment;

Second Amended and Restated Credit Agreement

(b)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of the drawdown of, or a rollover of, conversion into or conversion of, a Term Benchmark Loan; and

(c)	prior to 10:00 a.m. (Toronto time) on the Banking Day prior to the date of the drawdown of, conversion into or conversion of, a Base Rate Loan.

3.10	Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2, with respect to the funding of Accommodations in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended under the Credit Facility by any Lender exceeding such Lender’s Individual Commitment with respect to the Credit Facility.

3.11	Alternate Rate of Interest

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.11, if, on or prior to the first day of any Interest Period for any Term Benchmark Loan:

(i)	the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR Rate” cannot be determined pursuant to the definition thereof; or

(ii)	the Majority Lenders determine that for any reason in connection with any request for a Term Benchmark Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR Rate for any requested Interest Period with respect to a proposed Term Benchmark Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Majority Lenders have provided notice of such determination to the Administrative Agent;

then the Administrative Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make Term Benchmark Loans, and any right of the Borrower to continue Term Benchmark Loans or to convert Base Rate Loans to Term Benchmark Loans, shall be suspended (to the extent of the affected Term Benchmark Loans or affected Interest Periods) until the Administrative Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a Term Benchmark Loan or conversion into, or continuation of, a Term Benchmark Loan (to the extent of the affected Term Benchmark Loans or affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for an Accommodation or conversion to Base Rate Loans in the amount specified therein and (ii) any outstanding affected Term Benchmark Loans will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 8.5.

Second Amended and Restated Credit Agreement

(b)	Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c)	In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Document.

(d)	The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.11.

Second Amended and Restated Credit Agreement

(e)	Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)	Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Loan.

3.12	Administrative Agent Disclaimer

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to any Benchmark or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as any Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of any Benchmark any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any Benchmark (or any component definition thereof or rates referred to in the definition thereof), in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Second Amended and Restated Credit Agreement

Article 4
DRAWDOWN

4.1	Drawdown Notice

Subject to Sections 2.5, 3.1, 3.4, 3.5 and 3.9 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may have credit extended to it under either Credit Facility from time to time by way of drawdown by giving to the Administrative Agent an irrevocable notice (“Drawdown Notice”) in accordance with Section 3.9 and in substantially the form of Schedule D hereto specifying, as applicable:

(a)	the date the credit is to be obtained;

(b)	whether the credit is to be obtained by way of a Base Rate Loan or a Term Benchmark Loan and the principal amount thereof;

(c)	if the credit is to be obtained by way of a Term Benchmark Loan, the applicable Interest Period;

(d)	the details of any irrevocable authorization and direction pursuant to Section 3.2; and

(e)	in the case of any credit to be extended to fund a Permitted Acquisition, confirmation of compliance by the Borrower with all covenants hereunder, including Sections 11.1(m) and (n), on a pro forma basis after giving effect to the extension of credit and the completion of the Permitted Acquisition.

Article 5
ROLLOVERS

5.1	Term Benchmark Loans

Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2 requested the Lenders to continue to extend credit by way of a Term Benchmark Loan to replace all or a portion of an outstanding Term Benchmark Loan as it matures, each Lender shall, on the maturity of such Term Benchmark Loan continue to extend credit to the Borrower by way of a Term Benchmark Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the portion thereof to be replaced.

Second Amended and Restated Credit Agreement

5.2	Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the expiry date of the Interest Period of the Term Benchmark Loan to be replaced;

(b)	the principal amount of the Term Benchmark Loan to be replaced and the portion thereof to be replaced; and

(c)	the principal amount of the new Term Benchmark Loans and the Interest Period or Interest Periods of the new Term Benchmark Loans.

5.3	Rollover by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may on the maturity date of a Term Benchmark Loan, rollover such Term Benchmark Loan into a Term Benchmark Loan having an Interest Period of one month or such other period as the Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.2.

5.4	Absence of Notice

Subject to the terms and conditions hereof, in the absence of a Rollover Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan shall be automatically continued as a Term Benchmark Loan having an Interest Period of one month in principal amount of the maturing Term Benchmark Loan, as though a notice to such effect had been given in accordance with Section 5.2.

Article 6
CONVERSIONS

6.1	Converting Loan to Other Type of Loan

Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

Second Amended and Restated Credit Agreement

6.2	Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)	if an outstanding extension of credit is to be converted into a Term Benchmark Loan, the applicable Interest Period.

6.3	Absence of Notice

Subject to the terms and conditions hereof, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4	Conversion by Lenders

If a Default has occurred and is continuing at 10:00 a.m. (Toronto time) on the third Banking Day prior to the maturity date of a Term Benchmark Loan, the Administrative Agent may convert such Term Benchmark Loan into a Base Rate Loan on its maturity, as though a notice to such effect had been given in accordance with Section 6.2.

Article 7
INTEREST AND FEES

7.1	Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon, at the rate per annum equal to:

(a)	in the case of each Base Rate Loan, the Base Rate plus the Applicable Rate; and

(b)	in the case of each Term Benchmark Loan, the Adjusted Term SOFR Rate plus the Applicable Rate.

Second Amended and Restated Credit Agreement

7.2	Calculation and Payment of Interest

(a)	Interest on the outstanding principal amount from time to time of each Term Benchmark Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(b)	Interest on the outstanding principal amount from time to time of each Base Rate Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or, in the case of a leap year, 366.

(c)	Accrued interest shall be paid,

(i)	in the case of interest on Base Rate Loans, monthly in arrears on the last day of each calendar month; and

(ii)	in the case of interest on Term Benchmark Loans, in arrears on the last day of the applicable Interest Period but, in any event, at least every 3 months.

7.3	General Interest Rules

(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)	If the Borrower fails to pay any fee or other amount (other than principal or interest) of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well before and after judgment) at the rate per annum, calculated and compounded monthly, which is equal to, (i) in the case of a Term Benchmark Loan, Term SOFR Rate for the Interest Period applicable thereto plus the Applicable Rate then in effect at all times that an Event of Default has occurred and is continuing and (ii) in the case of a Base Rate Loan, the Base Rate plus the Applicable Rate then in effect at all times that an Event of Default has occurred and is continuing. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

Second Amended and Restated Credit Agreement

(d)	No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

(e)	The parties agree that all interest in this agreement will be calculated using the nominal rate method and not the effective rate method, and that the deemed re-investment principle shall not apply to such calculations. In addition, the parties acknowledge that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates.

7.4	Selection of Interest Periods

With respect to each Term Benchmark Loan, the Borrower shall specify in the Drawdown Notice, Conversion Notice or Rollover Notice, the duration of the Interest Period provided that:

(a)	Interest Periods shall have a duration from one, three or six months, or such other periods which are acceptable to the Administrative Agent, in its sole discretion;

(b)	the first Interest Period for a Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5	Standby Fees

Upon the last Banking Day of each Fiscal Quarter and upon the termination of the Credit Facility pursuant to Section 2.4, the Borrower shall pay to the Lenders in accordance with Section 3.6, in arrears, a standby fee on the applicable Available Credit, calculated and accruing daily from the Restatement Date, at the rate per annum, calculated on the basis of a year of 365 days or 366 days in the case of a leap year, equal to the Applicable Rate during such period. Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of the Individual Commitment of any Lender while it is a Defaulting Lender.

Second Amended and Restated Credit Agreement

7.6	Interest Act Compliance

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this agreement at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis. The Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to each Accommodation based on the methodology for calculating per annum rates provided for in this agreement. The Lenders and Administrative Agent agree that, if requested in writing by the Borrower, it will calculate the nominal and effective per annum rate of interest or fees on any Accommodation outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this agreement or any other Credit Document, nor result in any liability to the Lenders and Administrative Agent. To the extent permitted by law, the Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Credit Document, that the interest or fees payable under any Credit Document and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

Article 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Illegality.

If after the date hereof, the adoption of any Applicable Law, or any change in any Applicable Law (whether adopted before or after the date hereof), or any change in interpretation or administration thereof by any Official Body, or compliance by any Lender with any such Applicable Law, shall make it unlawful for any Lender to make, maintain or fund its portion of Term Benchmark Loans, such Lender shall so notify the Administrative Agent, and the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Borrower. Before giving any notice to the Administrative Agent pursuant to this Section 8.2, such Lender shall use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different lending office if such designation will avoid the need for giving such notice and will not, in the good faith reasonable judgment of such Lender, be otherwise materially disadvantageous to such Lender. Upon receipt of such notice, notwithstanding anything contained in this agreement, each Borrower shall repay in full the then outstanding principal amount of such Lender’s portion of each affected Term Benchmark Loan, together with accrued interest thereon, on either (a) the Interest Payment Date applicable to such affected Term Benchmark Loans if such Lender may lawfully continue to maintain and fund its portion of such Term Benchmark Loan to such day or (b) within 10 Banking Days of demand from such Lender if such Lender may not lawfully continue to fund and maintain its portion of such affected Term Benchmark Loans to such day. Concurrently with repaying such portion of each affected Term Benchmark Loan, each Borrower may borrow a Base Rate Loan from such Lender, whether or not it would have been entitled to effect such borrowing and such Lender shall make such Loan of a Base Rate Loan, if so requested, in an amount such that the outstanding principal amount of the affected Loan made by such Lender shall equal the outstanding principal amount of such Loan immediately prior to such repayment. The obligation of such Lender to make Term Benchmark Loans is suspended only until such time as it is once more possible and legal for such Lender to fund and maintain Term Benchmark Loans.

Second Amended and Restated Credit Agreement

8.3	Change of Circumstances

(a)	If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Credit Party or in the interpretation or administration thereof or any compliance by any Credit Party therewith:

(i)	prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Credit Party shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Credit Party to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)	shall impose or require any reserve, special deposit requirements or tax (excluding Taxes in respect of which amounts are payable by the Borrower to a Credit Party under Section 8.7 and Taxes described in paragraphs (a) and (b) of the definition of Excluded Taxes), shall establish an appropriate amount of capital to be maintained by such Credit Party or shall impose any other requirement or condition which results in an increased cost to such Credit Party of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Credit Party with respect to any credit under this agreement or reduces such Credit Party’s effective return hereunder or on its capital or causes such Credit Party to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Credit Party, the Borrower shall pay immediately to such Credit Party such amounts as shall fully compensate such Credit Party for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Credit Party for any such increased or imposed costs, reductions, payments or foregone returns. Such Credit Party shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Credit Party setting forth the amount of compensation to be paid to such Credit Party and the basis for the calculation of such amount. Notwithstanding this Section 8.3(a)(ii), the Borrower shall not be liable to compensate such Credit Party for any such cost, reduction, payment or foregone return occurring more than 90 days before receipt by the Borrower of the aforementioned notification from such Credit Party; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

Second Amended and Restated Credit Agreement

For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all requests, rules, guidelines or directives thereunder or issued in connection therewith and promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall be deemed to be a “Restraint”, regardless of the date enacted, adopted, promulgated or issued.

(b)	Each Credit Party agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.3(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Credit Party through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.3(a), would be reduced and if, as determined by such Credit Party in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Credit Party and would not, in such Credit Party’s sole discretion, be commercially unreasonable.

8.4	Replacement of a Lender

Notwithstanding anything contained herein to the contrary, if (i) any Lender, but not all of the Lenders, who have Individual Commitments under the Credit Facility seeks additional compensation pursuant to Sections 8.2 or 8.3 (the “Affected Lender”), or (ii) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions of this agreement that requires the consent of all of the Lenders, the consent of the Majority Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained, or (iii) any Lender becomes a Defaulting Lender, then, in the case of each such Affected Lender, Non-Consenting Lender or Defaulting Lender (each, a “Terminated Lender”) the Borrower may, by giving written notice to the Administrative Agent and such Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Accommodations and Individual Commitments, if any, in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of this Section 8.4 provided, however, that incumbent Lenders shall have the right to assume any such Accommodations and Individual Commitment in accordance with their Pro Rata Shares in priority to any Person which is not a Lender at the time that the Borrower provided the afore-mentioned notice to the Administrative Agent. The Replacement Lender or Replacement Lenders shall, in the aggregate, advance all (but not part) of the Terminated Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Terminated Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Terminated Lender and assume all (but not part) of the obligations of the Terminated Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).

Second Amended and Restated Credit Agreement

With respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Replacement Lender and the Individual Commitment and the obligations of such Replacement Lender under the Credit Facility and the rights and obligations of such Replacement Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Replacement Lenders under the Credit Facility) of the Terminated Lender’s Pro Rata Share of such credit and Individual Commitment and obligations and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Replacement Lenders and the Borrower. On such date, each of the Replacement Lenders shall execute an instrument substantially in the form of Schedule C hereto and shall extend to the Borrower the Terminated Lender’s Pro Rata Share of such credit and shall prepay to the Terminated Lender the Accommodations of the Terminated Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Terminated Lender hereunder, and, upon such advance and prepayment by the Replacement Lenders, the Terminated Lender shall cease to be a “Lender” in connection with the Credit Facility for purposes of this agreement and shall no longer have any obligations thereunder. In addition to the foregoing, in respect of any Replacement Lender that is not, on the relevant date, an existing Lender, such Replacement Lender shall execute and deliver a Joinder Agreement (in the form set forth in Schedule C-2 hereto), which shall be executed and delivered by the Borrower and the Administrative Agent, and each such Replacement Lender shall be bound by the terms of the Credit Documents as a Lender. Upon the assumption of the Terminated Lender’s Individual Commitment as aforesaid by a Replacement Lender, Schedule A hereto shall be deemed to be amended to reflect the amended or new Individual Commitments of such Replacement Lenders under the Credit Facility pursuant to the respective amounts of such assumptions.

8.5	Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

Second Amended and Restated Credit Agreement

(a)	the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

8.6	Indemnity for Transactional and Environmental Liability

(a)	The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.6(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto; provided such indemnity (x) does not extend to any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence, criminal act or willful misconduct or breach by such Indemnified Party of its obligations under the Credit Documents, (y) does not extend to any loss of profit, income, revenue or business opportunities (it being agreed, however, for certainty, that such exclusion shall not apply to the repayment of principal, the payment of interest, fees and other related costs and expenses, or any other amount expressly required to be paid, repaid or reimbursed (as applicable) under or pursuant to Credit Documents), and (z) shall not apply to disputes solely between or among Indemnified Parties.

(b)	Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.6(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or Release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, Contaminant, pollutant or waste, and (ii) any other violation of or liability pursuant to an Environmental and Social Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

Second Amended and Restated Credit Agreement

(c)	All obligations provided for in this Section 8.6 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 8.6 shall not be reduced or impaired by any investigation made by or on behalf of the Credit Parties. This Section 8.6 shall not apply with respect to Taxes other than Taxes that represent claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, or expenses arising from any non-Tax claim.

(d)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.6, each Credit Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.6 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

8.7	Gross-Up for Taxes

(a)	Any and all payments made by or on behalf of the Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Credit Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Credit Party, the Borrower shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)	with respect to Indemnified Taxes, pay to such Credit Party in addition to the Payment to which such Credit Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Credit Party (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any Indemnified Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.7(a), whether assessable against the Borrower or such Credit Party) equals the full amount the Credit Party, would have received had no such deduction or withholding been required;

Second Amended and Restated Credit Agreement

(iii)	make such deduction or withholding;

(iv)	pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower, to the Credit Party under this Section 8.7(a)), within the time period required by Applicable Law; and

(v)	as promptly as possible thereafter, forward to the relevant Credit Party an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Credit Party, evidencing such payment to such Official Body.

(b)	In addition, the Borrower agrees to pay any and all Other Taxes.

(c)	The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Credit Party for the full amount of Indemnified Taxes and Other Taxes (including Indemnified Taxes and Other Taxes imposed under this Section 8.7(c)) levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Credit Party, as applicable. In addition, the Borrower hereby indemnifies and holds harmless each Credit Party, on an after-Taxes basis, for the full amount of Indemnified Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Credit Party, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)	remit to the Administrative Agent or such Credit Party the documentation referred to in Section 8.7(a)(v); or

(ii)	pay any Indemnified Taxes or Other Taxes when due to the relevant Official Body (including any Taxes imposed by any Official Body on amounts payable under this Section 8.7).

The provisions of this Section 8.7(c) shall apply whether or not such Indemnified Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Credit Party who pays any Taxes or Other Taxes shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.7. Payment pursuant to this indemnification shall be made within 20 days from the date the Administrative Agent or the relevant Credit Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

Second Amended and Restated Credit Agreement

(d)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.7, the relevant Credit Party shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Indemnified Taxes at the Borrower’s expense.

(e)	If any Credit Party receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.7, which refund or credit in the good faith judgment of the Credit Party is attributable to the Indemnified Taxes giving rise to such payment made by the Borrower, then such Credit Party shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.7 that gives rise to such refund or credit), net of out-of-pocket expenses of such Credit Party which the Credit Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible. The Borrower, upon the request of a Credit Party, agrees to repay such Credit Party any portion of any such refund or credit paid over to the Borrower that a Credit Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Credit Party as a result of or related to such payment to such Official Body. No Credit Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. No Credit Party shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.7(e) or any other provision of this Section 8.7.

(f)	Any Credit Party that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes. In addition, (i) any Credit Party, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Credit Party is subject to withholding or information reporting requirements, and (ii) any Credit Party that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Banking Days thereof notify the Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Credit Party shall be required to deliver any documentation pursuant to this Section 8.7(f) that such Credit Party is not legally able to deliver.

Second Amended and Restated Credit Agreement

(g)	The Borrower’s obligations under this Section 8.7 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder or thereunder.

Article 9
REPAYMENTS AND PREPAYMENTS

9.1	Repayment of Credit Facility

On the Maturity Date, the Borrower shall repay to the Administrative Agent, for the account of the Lenders the full amount of the credit outstanding under the Credit Facility together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto. Amounts repaid pursuant to this Section 9.1 may not be reborrowed.

9.2	Voluntary Prepayments

Subject to Section 9.4, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.5 shall be complied with in connection with any such prepayment and any such prepayment of all or any portion of any Loan shall be in an amount of no less than $1,000,000 and otherwise in integral multiples of $100,000 in excess thereof. Prepayments under the Credit Facility pursuant to this Section 9.2 may be reborrowed. Other than any payments required pursuant to Section 8.5, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.2.

9.3	Mandatory Prepayments

The Credit Limit shall be permanently reduced in an amount equal to the amount of any Net Proceeds of any insurance proceeds in excess of $5,000,000 received by a Subject Entity to the extent such Subject Entity has not entered into a binding commitment to repair or replace the subject assets within 365 days of such Subject Entity’s receipt of such Net Proceeds. To the extent required to comply with the preceding sentence, the Borrower shall prepay outstanding credit under the Credit Facility by no later than the fifteenth Banking Day following the expiry of such 365 day period. Section 8.5 shall be complied with in connection with any prepayment pursuant to this Section 9.3. All amounts prepaid pursuant to this Section 9.3 may not be reborrowed.

9.4	Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.2. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.9 and shall specify:

(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000).

Second Amended and Restated Credit Agreement

9.5	Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.6	Repayment of Credit Excess

The Borrower shall repay to the Administrative Agent for the account of the Lenders, on demand by the Administrative Agent, the amount of any Credit Excess existing from time to time, any such repayment to be made no later than three Banking Days after the making of such demand.

Article 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Finance Parties to extend credit under the Finance Documents, the Borrower hereby represents and warrants to the Finance Parties, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in extending credit under the Finance Documents:

(a)	Status and Power of Subject Entities. Each Subject Entity is a corporation duly incorporated or continued and organized and validly subsisting in good standing under the laws of its governing jurisdiction. Each Subject Entity is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary or where failure to be in such standing or so qualified, registered or licensed would not reasonably be expected to have a Material Adverse Effect. Each Subject Entity has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, and to carry on its business as now conducted. Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.

(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Finance Documents to which it is a party. Each Obligor has duly executed and delivered the Finance Documents to which it is a party. The Finance Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.

(c)	Compliance with Other Instruments.

Second Amended and Restated Credit Agreement

(i)	The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor.

(ii)	The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, (i) do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, (x) any law, regulation, judgment, decree or order binding on or applicable to such Obligor or (y) any Material Agreement, Mining License or Permit to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and, (ii) do not require the Approval of any Official Body or any other party, other than any necessary Approval of the counterparties of the Material Agreements, Mining Licenses or Permits, which Approval has been obtained and remains in full force and effect.

(d)	Financial Statements. The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP. The balance sheet of the aforesaid financial statement presents in all material respects a fair statement of the consolidated financial condition and assets and liability of the Borrower as at the date thereof and the statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents in all material respects the results of the consolidated operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the consolidated business of the Borrower, the Borrower does not have, as at the date of such balance sheet, any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature required to be reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)	Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Subject Entity) pending or threatened in writing against or affecting any Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Subject Entity has good and marketable title to its property, assets and undertaking, free from any Lien other than the Permitted Liens, except where failure to have such title would not reasonably be expected to result in a Material Adverse Effect.

Second Amended and Restated Credit Agreement

(g)	Conduct of Business. No Subject Entity is in violation of any Applicable Laws, save (except in the case of Applicable Laws relating to bribery and corruption) for non-compliance which could not reasonably be expected to have a Material Adverse Effect. Each Subject Entity holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)	Outstanding Defaults. No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any Mining Licenses other than any default which does not afford the grantor of any such Mining License the right to revoke such Mining License or impose more restrictive conditions thereon or as otherwise disclosed in the Perfection Certificate.

(i)	Tax Returns and Taxes. Each Subject Entity has filed all material Tax returns and Tax reports required by Applicable Law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(j)	Expropriation or Condemnation. There is no present or threatened (in writing to a Subject Entity) expropriation or condemnation of the property or assets of any Subject Entity, except where such condemnation or expropriation (present or threatened) would not reasonably be expected to result in a Material Adverse Effect.

(k)	Environmental Compliance.

(i)	All facilities and property (including underlying groundwater) owned, leased, used or operated by each Subject Entity are owned, leased used or operated by such Subject Entity in compliance with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to have a Material Adverse Effect and all facilities and property (including underlying groundwater) previously owned, leased, used or operated by each Subject Entity were owned or leased in compliance with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to have a Material Adverse Effect;

(ii)	There are no pending or threatened (in writing)

(A)	claims, complaints, notices or requests for information received by any Subject Entity from any Official Body with respect to any alleged violation of any Environmental and Social Law which alleged violation could reasonably be expected to have a Material Adverse Effect;

Second Amended and Restated Credit Agreement

(B)	complaints, notices or inquiries to any Subject Entity from any Official Body regarding potential liability under any Environmental and Social Law which potential liability could reasonably be expected to have a Material Adverse Effect;

(iii)	There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Subject Entity in violation of Environmental and Social Laws except for Releases of any Hazardous Materials which could not reasonably be expected to have a Material Adverse Effect;

(iv)	Each Subject Entity has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental and Social Laws to carry on its business except where any non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)	No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Subject Entity which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental and Social Law except for the existence of any such conditions which could not reasonably be expected to have a Material Adverse Effect.

(l)	Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). On the Restatement Date: (i) the Borrower’s most recent audited balance sheet states that it has net assets of less than Cdn.$75,000,000; (ii) the Borrower’s shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act; and (iii) the Borrower operates in a country that is a member of the Financial Action Task Force.

(m)	Subsidiaries and Partnerships. There are no Subsidiaries of the Borrower other than the Subject Entities set out in Schedule G. No Subject Entity is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate, except pursuant to Permitted Investments.

(n)	Corporate Structure. As of the Restatement Date, and hereafter, except as such information may change as a result of a transaction not prohibited hereby and, where required, reported to the Administrative Agent in accordance with Section 11.1(b)(iii), the chart attached hereto as Schedule G accurately sets out (i) the corporate structure of the Borrower and all of its Subsidiaries and evidences intercorporate share ownership and (ii) mine ownership.

(o)	Employee Benefit Plans and Pension Plans.

(i)	There is no proceeding or claim (other than routine claims for benefits and related appeals) pending or, to the Knowledge of the Borrower, threatened against any Subject Entity with respect to any Employee Benefit Plan or any Pension Plan that, individually or in the aggregate, would be reasonably expected to result in a Material Adverse Effect.

Second Amended and Restated Credit Agreement

(ii)	Each Subject Entity has established, operated and administered (including the payment, withholding and remitting of all required contributions in a timely manner) each Employee Benefit Plan and each Pension Plan is in compliance with all Applicable Law except where any non-compliance could not reasonably be expected to have a Material Adverse Effect.

(p)	Collective Bargaining Agreements. Each Subject Entity is in compliance with the terms and conditions of all collective bargaining agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(q)	Material Agreements. Each Material Agreement to which any Subject Entity is a party is in full force and effect and no material breach by any Subject Entity or, to the Knowledge of the Borrower, any other party thereto of any of the terms or conditions thereof has occurred and is continuing, and there have been no events that are continuing which, but for giving notice, lapse of time or any other condition subsequent, would constitute a default of a material obligation thereunder or would allow the termination of such Material Agreement or the imposition of any material sanction on any party to such Material Agreement of which it is aware.

(r)	Solvency Proceedings. Except as disclosed in the Prospectus, no Subject Entity has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi)	been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Subject Entity with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

Second Amended and Restated Credit Agreement

(s)	Purpose of Credit. No credit advanced to the Borrower under either Credit Facility and none of the other services and products to be provided by the Finance Parties to the Obligors under or in connection with the Finance Documents will be used by, on behalf of or for the benefit of any Person other than the Subject Entities. No part of the proceeds of any Accommodation has been used by the Borrower, directly or, to the Knowledge of the Borrower, indirectly, (i) in violation of any Sanctions, (ii) which could result in the imposition of Sanctions against any Person (including any Person participating in the transactions contemplated hereby, whether as Credit Party or otherwise), (iii) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of anti-bribery and anti-corruption laws of Canada, the United States of America or any other foreign jurisdiction or (iv) to finance any hostile acquisition. No Subject Entity is a charity registered with the Canada Revenue Agency and no Subject Entity solicits charitable financial donations from the public.

(t)	Mining Licenses. The Mining Licenses necessary for the Mining Operations, as of the relevant date this representation is made and necessary for the maintaining and preserving the rights of the relevant Subject Entities, have been validly granted and recorded in the name of, and are owned by the applicable Subsidiary of the Borrower set forth in the Perfection Certificate and are in full force and effect (other than any Mining License which by its terms has expired but with respect to which an application for its renewal has been submitted prior to such expiry date or an application for its renewal has not been submitted as the Subject Entity has determined that exploration results on the applicable property are not economically sufficient to merit renewal). The Administrative Agent for the benefit of the Finance Parties pursuant to the Security Documents has or will have a Lien in its favour on the Mining Licenses upon the execution, delivery and, where required, registration of the Security Documents referenced in Schedule I. The Mining Licenses grant the holders thereof the exclusive right to extract minerals from the areas covered by the Mining Licenses in accordance with the respective terms and conditions thereof and applicable thereto. Except as disclosed in the Perfection Certificate, as such disclosure may be updated from time to time to the extent required pursuant to Section 11.1(b)(iii): (i) no Person has any material right, title or interest in or to the Mining Licenses other than Permitted Liens; (ii) except for Permitted Liens, all fees, including maintenance fees, and other payments due to any Official Body in respect of the Mining Licenses have been paid in full on a timely basis, except as would not materially interfere with the use made by the applicable Subject Entity of the Mining Licenses; (iii) no fees, royalties or other similar payments payable to any Person other than Official Bodies are or shall become due with respect to any of the Mining Licenses other than as set forth therein.

(u)	Authorizations for the Mining Operations. All Permits necessary for the Mining Operations (including those required under Environmental and Social Laws), as of the relevant date this representation is made and necessary for maintaining and preserving the rights of the relevant Subject Entities therein are in full force and effect and are sufficient to permit such Mining Operations, in each case, in all material respects as contemplated by the Mine Plan, in each case other than those which are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary. No Subject Entity has taken any action or omitted to take any action, and to the Knowledge of the Borrower, no other Person has taken any action or omitted to take any action, which could result in the forfeiture, loss, adverse change, non-renewal or non-issuance of any Permit.

Second Amended and Restated Credit Agreement

(v)	Perfection Certificate. All information in each Perfection Certificate is true and correct in all material respects as at the date of delivery of such Perfection Certificate. The Borrower has provided written notification to the Administrative Agent as required in accordance with Section 11.1(b) of any change in the information certified in the Perfection Certificate which change would result in a Lien on a Secured Asset becoming unperfected or, in the case of any after acquired asset, such asset not subject to a Lien under a Security Document.

(w)	Assets Insured. The property and assets of the Subject Entities are insured with insurers, in amounts, and for risks which are customary in the applicable jurisdictions and reasonable, prudent and appropriate to its size, nature and stage of development. All premiums due and payable under such policies have been paid and the Subject Entities are in compliance in all material respects with the terms of such policies.

(x)	Intellectual Property. Each Subject Entity owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Subject Entity has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Subject Entity could reasonably be expected to have a Material Adverse Effect. No present or former employee of any Subject Entity and no other Person owns or claims in writing to own or has or claims in writing to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Subject Entity that could reasonably be expected to have a Material Adverse Effect.

(y)	Capital of Subject Entities. On the date of the delivery of the Perfection Certificate, the authorized and issued capital of each Subject Entity and the owner of record of all such issued capital (other than with respect to the Borrower), is as set forth in the Perfection Certificate of such Subject Entity and all of the issued Shares have been issued by each Subject Entity and are outstanding as fully paid and, where applicable, non-assessable. There are no outstanding warrants, options (other than options issued under the Borrower’s Stock Option Plan), share units (other than share units issued pursuant to the Borrower’s Share Unit Plan) or other agreements which require or may require the issuance of any Shares of any Subject Entity or the issuance of any debt or securities convertible into Shares of any Subject Entity, there are no outstanding debt or securities convertible into Shares of any Subject Entity and there are no Shares allotted for issuance, in each case, other than those that may be outstanding to an Subject Entity.

Second Amended and Restated Credit Agreement

(z)	Liens and Pledges. The Liens granted to the Administrative Agent pursuant to the Security Documents delivered on or prior to the date this representation is made are fully perfected first priority Liens in and to the Secured Assets of the Borrower subject only to Permitted Liens and will, upon the acquisition of additional Secured Assets by the Borrower, subject to the Permitted Liens, constitute first charges or security interests upon all such Secured Assets of the Borrower free and clear of all Liens except Permitted Liens. All Shares issued by MCSA have been pledged in favour of the Administrative Agent for and on behalf of the Finance Parties pursuant to the Security Document referenced in Schedule I.

(aa)	Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security and (iii) to implement the transactions contemplated hereby.

(bb)	No Material Adverse Change Since the date of the most recent audited financial statements of the Borrower furnished to the Administrative Agent pursuant to or in connection with any Finance Document, there has been no Material Adverse Change.

(cc)	Sanctions. None of the transactions contemplated by the Finance Documents, nor the execution and delivery thereof, violates the Sanctions and each Subject Entity is in compliance with all Sanctions. Furthermore, none of the Borrower, any Subsidiary or Affiliate of it or any director, officer, employee or agent of the Borrower or any of its Subsidiaries or Affiliates is a Sanctioned Person and none of the Borrower and its Subsidiaries or Affiliates engages in any dealings or transactions with a Sanctioned Person.

(dd)	Anti-Money Laundering Legislation. Each Subject Entity has adopted and maintains adequate procedures and controls to ensure that it is in compliance with all Anti-Money Laundering Legislation.

(ee)	Immaterial Subsidiaries. No Immaterial Subsidiary carries on any business (other than, with respect to Ero US, to supply staff who are U.S. residents to the Borrower) nor has assets or liabilities (other than Ero US with respect to intercompany debt owed to the Borrower which it may incur up to $2,000,000 each Fiscal Year), in each case exceeding $5,000,000.

(ff)	No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

Second Amended and Restated Credit Agreement

10.2	Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

Article 11
COVENANTS

11.1	Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Prompt Payment. The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by each Obligor under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

(b)	Financial Reporting. The Borrower shall furnish each Lender with the following statements and reports:

(i)	as soon as reasonably practicable and in any event within 90 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year together with the auditors’ report on such audited financial statements, as well as a chart setting out the corporate structure of the Borrower and all of its Subsidiaries, whether direct or indirect, and evidencing (i) intercorporate share ownership and (ii) mine ownership to the extent the information in the prior delivered chart is out of date;

(ii)	as soon as reasonably practicable and in any event within 60 days after the end of each of the first three Fiscal Quarters in each Fiscal Year, the Borrower’s unaudited consolidated financial statements for each of the first three Fiscal Quarters in each Fiscal Year, such financial statements to consist of an income statement, a balance sheet and a statement of cash flows;

(iii)	concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed Compliance Certificate and written notification of any change in the information certified in the Perfection Certificate which change would result in the Lien in favour of the Administrative Agent on such Secured Asset becoming unperfected or, in the case of any after acquired asset, such asset not being subject to a Lien under a Security Document, together with notification of any leases entered into by an Obligor in the relevant Fiscal Quarter;

Second Amended and Restated Credit Agreement

(iv)	within 30 days after the end of each Fiscal Year, an annual operating plan and budget for the then current Fiscal Year, such budget to be broken down on a month by month analysis;

(v)	within 25 days after the date of each calendar month, a monthly operating report with respect to the MCSA Mining Complex;

(vi)	as soon as reasonably practicable and in any event within 90 days after the end of each Fiscal Year, a Mine Plan;

(vii)	concurrently with the delivery of the financial statements solely for the Fiscal Quarter or Fiscal Year end, as the case may be, immediately preceding the effective date of IFRS 16, a spreadsheet listing of each lease that would be characterized as an operating lease in accordance with GAAP immediately prior to such date and the balance sheet liability of each such lease in accordance with GAAP after giving effect to IFRS 16; and

(viii)	such other statements, reports and information as the Administrative Agent, on the instructions of the Majority Lenders may reasonably request from time to time.

Information required to be delivered with respect to the Borrower pursuant to Sections 11.1(b)(i) and 11.1(b)(ii) shall be deemed to have been delivered on the date on which such information has been posted on the Borrower’s website on the Internet, at www.sedar.com or at another website identified by the Borrower by notice to the Administrative Agent and accessible by the Lenders without charge.

(c)	Use of Proceeds. The Borrower shall apply all of the proceeds of the Credit Facility to finance the general corporate purposes of the Borrower and its Subsidiaries. The Borrower shall not use any part of the proceeds of any Accommodation directly or, to the Knowledge of the Borrower, indirectly, (i) in violation of any Sanctions, (ii) in any manner which will result in the imposition of Sanctions against any Person (including any Person participating in the transactions contemplated hereby, whether as Credit Party or otherwise), (iii) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of anti-bribery and anti-corruption laws of Canada, the United States of America or any other foreign jurisdiction or (iv) for the purpose of financing any hostile acquisition.

(d)	Insurance. The Borrower shall, and shall cause each other Subject Entity to, maintain on an individual or aggregate basis, with financially sound and reputable insurers, insurance with respect to the properties and business of the Subject Entities against loss, damage, risk or liability of the kinds customarily insured in the applicable jurisdictions against by Persons carrying on a similar business. The Borrower shall cause the Administrative Agent to be named as secured party or mortgagee and lender’s loss payee, in respect of property insurance or additional insured, as appropriate, in a manner acceptable to the Administrative Agent, acting reasonably with respect to each policy of an Obligor. The Borrower shall, and shall cause each other Subject Entity to, comply with all of the material provisions contained in all such insurance policies. All premiums for such insurance shall be paid by the Borrower or applicable Subject Entity when due and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the Administrative Agent.

Second Amended and Restated Credit Agreement

(e)	Access to Senior Financial Officers. Upon the reasonable request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Subject Entity to, make available its senior financial and technical officers to representatives of the Administrative Agent to answer questions concerning such Subject Entity’s business and affairs.

(f)	Reimbursement of Expenses. The Borrower shall (i) reimburse the Administrative Agent, on demand, for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including the reasonable and documented fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent) in connection with its due diligence as well as the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), any lien search fees and lien registration fees and any due diligence undertaken by or on behalf of the Lenders in connection with any Permitted Acquisition (ii) reimburse each Credit Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers incurred during the continuance of a Default in connection with any visit of the nature referred to in Section 11.1(h), and (iii) reimburse the Administrative Agent and the other Credit Parties, on demand, for all out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(g)	Notice of Expropriation or Condemnation, Litigation and Default/Event of Default. The Borrower shall promptly notify the Lenders in writing of:

(i)	the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Subject Entity or of the institution of any proceedings related thereto;

(ii)	any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of a Subject Entity) commenced or threatened in writing against or affecting a Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect;

Second Amended and Restated Credit Agreement

(iii)	any material developments in respect of any litigation disclosed to the Administrative Agent pursuant to paragraph (ii) above;

(iv)	any default or event of default under or in respect of the HY Indenture; and

(v)	upon the occurrence of either a Default or an Event of Default, the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.

(h)	Inspection of Assets and Operations. The Borrower shall, and shall cause each other Subject Entity to, permit representatives of the Administrative Agent and the Lenders from time to time to inspect the assets, property or undertaking of any Subject Entity and for that purpose to enter on any property which is owned and controlled by any Subject Entity and where any of the assets, property or undertaking of any Subject Entity may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice. All such inspections while a Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year shall be at the cost of the Borrower.

(i)	Corporate Existence. The Borrower shall, and shall cause each other Subject Entity to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(j)	Conduct of Business. The Borrower shall, and shall cause each other Subject Entity to, conduct its business according to good, safe and prudent industry practice, and otherwise in such a manner so as to comply with all Applicable Laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom, except where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect (save and except for Applicable Laws relating to bribery and corruption which shall not be so qualified by a Material Adverse Effect). The Borrower shall, and shall cause each other Subject Entity to, conduct its business in such a manner so as to comply with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to result in a Material Adverse Effect. The Borrower shall, and shall cause each other Subject Entity to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied. The Borrower shall, and shall cause each other Subject Entity to, obtain and maintain all material licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business except where failure to so obtain such licenses, permits, government approvals, franchises, authorizations and rights would not reasonably be expected to have a Material Adverse Effect.

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(k)	Taxes. The Borrower shall pay, and shall cause each other Subject Entity to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(l)	Environmental Matters. The Borrower shall, and shall cause each other Subject Entity to, promptly notify the Administrative Agent and provide copies upon receipt of all material written claims, complaints, notices or inquiries received from Official Bodies relating to the condition of its facilities and properties or material compliance with Environmental and Social Laws and, save for any good faith contesting of any such claims, complaints, notices or inquiries shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental and Social Laws.

(m)	Leverage Ratio. The Borrower shall maintain the Leverage Ratio at less than or equal to 3.50:1 for each Fiscal Quarter and shall calculate such ratio as at the last day of each Fiscal Quarter.

(n)	Interest Service Coverage Ratio. The Borrower shall maintain the Interest Service Coverage Ratio to be greater than or equal to 4.00:1 for each Fiscal Quarter and shall calculate such ratio as at the last day of each such Fiscal Quarter.

(o)	Books and Records. The Borrower shall, and shall cause each other Subject Entity to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by GAAP and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice.

(p)	Change of Name or Jurisdiction of Formation. If any Obligor changes its legal name or its jurisdiction of formation or the jurisdiction of its location for the purposes of Sections 7 and 7.1 of the PPSA or adopts a French form of its legal name, the Borrower shall provide the Administrative Agent with prior written notice of such change or adoption.

(q)	Maintenance of Assets. The Borrower shall, and shall cause each other Obligor to, maintain, preserve, protect and keep all of its ownership, lease, use, licence and other interests in the property and assets of such Obligor (including, without limitation, the Secured Assets) as are necessary or advisable for it to be able to operate its respective assets substantially in accordance with good, safe and prudent mining and business practice.

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(r)	Additional Guarantees.

(i)	No more than 30 days after (A) the incorporation of a Subsidiary (other than an Immaterial Subsidiary) of the Borrower, (B) an Immaterial Subsidiary ceasing to qualify as an Immaterial Subsidiary or (C) the Borrower directly or indirectly acquiring a Subsidiary (other than an Immaterial Subsidiary) (each such Subsidiary, a “New Guarantor”), the Borrower shall provide to the Administrative Agent a Perfection Certificate with respect to such New Guarantor and such other information regarding such New Guarantor and its business, finances and assets as the Administrative Agent may reasonably request.

(ii)	The Borrower shall, or shall cause each New Guarantor to, as soon as reasonably practicable using its commercially reasonable efforts and in any event within 30 days after the formation, acquisition or qualification of such Subsidiary as a New Guarantor, deliver to the Administrative Agent the following:

(A)	a Guarantee executed by such New Guarantor in favour of the Administrative Agent;

(B)	to the extent required to perfect a pledge on the Shares of such New Guarantor, Security Documents (or amendments thereto) by the shareholder of such New Guarantor;

(C)	a certificate of status or good standing for such New Guarantor (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such New Guarantor is incorporated;

(D)	certificates representing all of the issued and outstanding Shares of the New Guarantor, duly endorsed in blank or accompanied by an executed stock transfer power of attorney;

(E)	to the extent not previously delivered to the Administrative Agent by an Obligor on behalf of the Subsidiary, insurance certificates issued by the applicable insurance brokers with respect to the insurance policies maintained by or on behalf of the New Guarantor and acknowledging the interests of the Finance Parties in such policies as referred to in Section 11.1(d);

(F)	a Closing Certificate of such New Guarantor;

(G)	opinions of counsel to such New Guarantor and its shareholder with respect to, inter alia, such New Guarantor, the enforceability of the afore-mentioned Credit Documents and as to such other matters as the Administrative Agent may reasonably request, and otherwise in form and substance satisfactory to the Administrative Agent; and

Second Amended and Restated Credit Agreement

(H)	a certificate of a senior officer of the Borrower certifying that no Default has occurred and is continuing or would occur or arise immediately after or as a result of such New Guarantor becoming a Guarantor hereunder;

whereupon such New Guarantor shall become a Guarantor for all purposes of this agreement.

(s)	Security. The Borrower shall ensure that, at all times, the Secured Obligations of the Obligors are collaterally secured by the Security and shall meet all obligations (including all filing and registration obligations) provided in the Security Documents subject to the terms hereof and thereof.

(t)	Employee Benefit Plans and Pension Plans. The Borrower shall, and shall cause each other Subject Entity to establish, maintain and operate (including the payment, withholding and remitting of all required contributions in a timely manner) all Employee Benefit Plans and Pension Plans so as to comply in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plans.

(u)	Violations of Anti-Terrorism Laws. If it obtains actual knowledge that (i) any holder of a direct or indirect equity or financial interest in it or (ii) any other Subject Entity is the subject of any enforcement action or restriction under the Anti-Terrorism Laws and/or Applicable Laws relating to bribery and corruption, the Borrower shall promptly notify the Administrative Agent in writing thereof. Upon the request of the Administrative Agent, it shall promptly provide any information the Administrative Agent believes is reasonably necessary to be delivered to comply with any Anti-Terrorism Laws and Applicable Laws relating to bribery and corruption.

(v)	Intercompany Indebtedness. The Borrower shall cause all Indebtedness owing by any Obligor to any Non-Obligor Subject Entity to be subordinated and postponed, pursuant to a Postponement and Subordination Undertaking, to the Secured Obligations of such Obligor for so long as a Default has occurred and is continuing.

11.2	Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Liens. The Borrower shall not, and shall not permit or suffer any other Subject Entity to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

Second Amended and Restated Credit Agreement

(b)	Corporate Existence. The Borrower shall not, and shall not permit or suffer any other Subject Entity to, take part in any (i) Corporate Reorganization, except that Corporate Reorganizations shall be permitted provided that (A) no Default or Event of Default has occurred and is continuing or would result from such Corporate Reorganization, (B) equivalent security over the relevant assets and property impacted by such Corporate Reorganization shall be granted in favour of the Administrative Agent substantially concurrently with such Corporate Reorganization, on terms and conditions satisfactory to the Administrative Agent, (C) in the case of any amalgamation, the amalgamated corporation delivers to the Administrative Agent a certificate pursuant to which it confirms it is bound by the terms of the Credit Documents to which either amalgamating corporation is a party and (D) prior written notice of the Corporate Reorganization is provided to the Administrative Agent or (ii) Capital Reorganization, except that Capital Reorganizations shall be permitted provided that (A) no Default or Event of Default has occurred and is continuing or would result from such Capital Reorganization, (B) equivalent security over the relevant assets and property impacted by such Capital Reorganization shall be granted in favour of the Administrative Agent substantially concurrently with such Capital Reorganization, on terms and conditions satisfactory to the Administrative Agent, (C) in the case of a capital reorganization involving a Guarantor, such Guarantor will, after the completion thereof, continue to be a wholly owned, direct or indirect, Subsidiary of the Borrower and (D) prior written notice of the Capital Reorganization is provided to the Administrative Agent.

(c)	Disposition of Assets. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, sell, transfer or otherwise Dispose of any of their respective assets other than pursuant to a Permitted Disposition.

(d)	Risk Management Agreements. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, enter into any Risk Management Agreement other than a Permitted Risk Management Agreement.

(e)	Amendments. The Borrower shall not, nor shall it suffer or permit any other Subject Entity to, amend, or suffer or permit any consent or waiver under:

(i)	their articles of incorporation or amend, enter into or terminate any unanimous shareholder agreement applicable to a Subject Entity if such amendment, termination or entering into would reasonably be expected to result in a Material Adverse Effect;

(ii)	any Material Agreement or NX Gold Stream Agreement if such amendment would reasonably be expected to have a Material Adverse Effect;

(iii)	any Material Property Royalty, which amendment has a material adverse impact on cash flows accruing, directly or indirectly, to the Borrower; and

(iv)	the HY Indenture or the Notes issued pursuant thereto which amendment would provide for the payment, prepayment, repurchase, redemption, defeasance or otherwise acquire or retire for value, any HY Indebtedness prior to February 15, 2030.

Second Amended and Restated Credit Agreement

Distributions. The Borrower shall not declare or pay any Distributions, other than declarations and payments of dividends on the Borrower’s Shares in an amount not to exceed $45,000,000 in the aggregate during any twelve-month period, provided that no Default or Event of Default has occurred and is continuing at such time or as a result of such Distribution being made.

(f)	Indebtedness. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)	Investments. The Borrower shall not, and shall not permit any other Subject Entity to, make any Investments other than Permitted Investments.

(h)	Acquisitions. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, make any Acquisitions other than Permitted Acquisitions.

(i)	Transactions with Affiliates. The Borrower shall not, and shall not permit any other Subject Entity to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates (other than other Subject Entities) other than (x) pursuant to a Permitted Investment or (y) in the ordinary course of business at prices and on terms and conditions not less favourable to such Subject Entity than could be obtained on an arm’s length basis from unrelated third parties. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, enter into any transaction or series of transactions with Affiliates (other than other Subject Entities) of any of the Subject Entities, which involve an outflow of money or other property from such Subject Entity to an Affiliate of any of the Subject Entities, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than (x) pursuant to a Permitted Investment or (y) on terms and conditions substantially as favourable to such Subject Entity as would be obtainable by such Subject Entity in a reasonably comparable arm’s length transaction with a Person other than an Affiliate of such Subject Entity.

(j)	Business Activities. The Borrower shall not and shall not permit any other Subject Entity to, engage in any business activity other than the development, operation, exploration and acquisition of mineral properties and any activity incidental thereto.

(k)	Additional Streaming and Royalty Agreements. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, enter into any metal streaming or royalty agreement after December 21, 2017 other than (x) royalties granted after December 21, 2017 in connection with changes under Applicable Law or acquisitions of surface or sub-surface rights and (y) streaming arrangements pursuant to one or more NX Gold Stream Agreements, provided that the aggregate total of all doré required to be delivered pursuant to all NX Gold Stream Agreements in effect at any time shall not at any time exceed 25% of the total doré produced at NX Gold Mine.

Second Amended and Restated Credit Agreement

(l)	Fiscal Year. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, change its Fiscal Year end.

(m)	Immaterial Subsidiaries. The Borrower shall not suffer or permit any Immaterial Subsidiary to carry on any business (other than, with respect to Ero US, to supply staff who are U.S. residents to the Borrower) nor to have assets or liabilities (other than Ero US with respect to intercompany debt owed to the Borrower which it may incur up to $2,000,000 each Fiscal Year), in any case, exceeding $5,000,000.

(n)	Repayment of HY Indebtedness. The Borrower shall not, nor shall it suffer or permit any other Subject Entity to, pay or repay any HY Indebtedness other than payments of principal and interest expressly permitted or required to be paid or repaid pursuant to the terms of the HY Indenture, provided that at the time of any such proposed payment or repayment, no Default or Event of Default has occurred and is continuing or would occur immediately after the making of such payment or repayment.

11.3	Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed after demand for performance has been made and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Finance Parties under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

Article 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit under either Credit Facility is subject to fulfilment of the following conditions precedent at the time such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

Second Amended and Restated Credit Agreement

(b)	no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)	the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct on the date such credit is extended as if such representations and warranties were made on such date immediately after the relevant extension of credit except to the extent the same expressly relate to an earlier date; and

(d)	the conditions precedent in Section 12.2 have been fulfilled or waived.

12.2	Conditions Precedent to the Restatement Date

This agreement shall become effective upon the fulfillment or waiver of the following conditions precedent (the “Effective Time”):

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)	the Borrower, The Bank of Nova Scotia and Bank of Montreal shall have executed and delivered the Administrative Agent Transfer Agreement;

(c)	the Obligors shall have duly executed and delivered to the Administrative Agent the Credit Documents to which each is a party, in form and substance satisfactory to the Administrative Agent;

(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	the Perfection Certificate with respect to each Subject Entity;

(ii)	a Closing Certificate of the Borrower;

(iii)	a Closing Certificate of each Guarantor;

(iv)	a certificate of status or good standing for each Subject Entity issued by the appropriate governmental body or agency of the jurisdiction in which such Subject Entity is incorporated;

(v)	opinions of counsel to the Obligors addressed to, inter alia, the Administrative Agent and the other Finance Parties and their counsel, relating to the status and capacity of the Obligors, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor, and such other matters as the Administrative Agent may reasonably request;

(vi)	certificates of insurance and statements of coverage with respect to the insurance referred to in Section 11.1(d);

Second Amended and Restated Credit Agreement

(vii)	requisite information to identify each Subject Entity under the applicable “know your client” and anti-money laundering/anti-terrorism legislation and regulations, delivered sufficiently in advance for each Lender to complete such identification.

(e)	a compliance certificate with respect to Sections 11.1(m) and (n) on a pro forma basis, substantially in the form attached as Schedule B hereto;

(f)	there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which contest, enjoin or restrict the consummation of the Credit Facility or any part thereof and the execution of the amendments to the Security Documents;

(g)	the Lenders shall have completed and be satisfied with their technical, environmental, financial and legal due diligence review of the Subject Entities;

(h)	except as otherwise provided in the relevant Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security;

(i)	all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security;

(j)	the Lenders shall be satisfied that all corporate, governmental and third party approvals, acknowledgements, directions and consents necessary in connection with the agreements and transactions referenced to herein or any part thereof have been given in form and substance satisfactory to the Lenders and all Applicable Law have been complied with, in each case in all material respects in respect of all agreements and transactions referred to herein;

(k)	all outstanding Indebtedness of the Subject Entities which is not Permitted Indebtedness shall have been permanently repaid and cancelled and all guarantees and security agreements executed and delivered under or in connection therewith shall have been released and satisfactory arrangements for the discharge of all attendant security registrations and the return of all collateral security in connection therewith shall have been made;

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(l)	no Material Adverse Change shall have occurred (nor shall the Administrative Agent or any Lender become aware of any facts not previously known), since September 30, 2022;

(m)	all security registrations perfecting the security interests under the Security Documents in connection with the Existing Credit Agreement shall have been amended (i) to reflect Bank of Montreal, as Administrative Agent, as the secured party thereunder and (ii) to reflect the terms and conditions of this agreement;

(n)	all physical collateral (ie: pledged share certificates) previously pledged to The Bank of Nova Scotia, as administrative agent under the Existing Credit Agreement, shall have been delivered to Bank of Montreal, as administrative agent hereunder by The Bank of Nova Scotia; and

(o)	the Borrower shall have paid to the Administrative Agent and the Co-Lead Arrangers all fees and expenses (including the fees and expenses of the Administrative Agent’s legal counsel) required to be paid on or before the Restatement Date including those fees set forth in the Fee Letters.

12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 and 12.2 in whole or in part in respect of any other extension of credit.

12.4	Existing Credit Agreement and Interim Period

The parties hereto acknowledge and agree that during the Interim Period, the Existing Credit Agreement shall remain in full force and effect in accordance with its terms and that the Borrower may make drawdowns, prepayments and repayments in accordance with the express provisions thereof.

12.5	Entry into Effect of this Amendment and Restatement

At as of the Effective Time, this agreement shall amend and restate the Existing Credit Agreement in its entirety and the Existing Credit Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto. This agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of the whole or any item or part of the Secured Obligations (as defined in the Existing Credit Agreement) remaining outstanding and owing to the Finance Parties until paid in full in accordance with the provisions of this agreement. The parties hereto agree that, at the Effective Time, the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement shall become outstanding hereunder as advances of the same type. The Borrower hereby confirms to and agrees with the Finance Parties that its Secured Obligations (as defined in the Existing Credit Agreement) shall continue in full force and effect in accordance with their respective terms (amended and restated, as applicable, by this agreement). With respect to the outstanding Accommodations (as defined in the Existing Credit Agreement) at the Effective Time (but prior to giving effect to any drawdown under the Credit Facility), the Lenders shall make such payments among themselves (as calculated by the Administrative Agent) so as to ensure that the aggregate amount of credit outstanding under all Accommodations shall be owing to the Lenders in accordance with their respective Pro Rata Share. All references to the term “Credit Agreement” as defined and contained in the Credit Documents delivered in connection with the Existing Credit Agreement shall, from and after the Restatement Date, be deemed to refer to this agreement without the need for any amendment to such Credit Document. All references to one or more provisions of the Existing Credit Agreement contained in the Credit Documents shall, from and after the Restatement Date, be deemed to refer to the corresponding provisions of this agreement, without the need for any amendment to such Credit Documents.

Second Amended and Restated Credit Agreement

Article 13
DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of Sections 9.1, 9.3 or 9.6;

(b)	the failure of the Borrower to pay any amount due under the Credit Documents (other than amounts due pursuant to Sections 9.1, 9.3 or 9.6) within three Banking Days after the payment is due;

(c)	the commencement by any Subject Entity or by any other Person of proceedings for the dissolution, liquidation or winding up of any Subject Entity or for the suspension of operations of any Subject Entity (provided that, if such proceedings are commenced by any Person other than a Subject Entity or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement);

(d)	if any Subject Entity ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect applicable to such Subject Entity (provided that, if such proceedings are commenced by any Person other than a Subject Entity or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian for it or such part of its property;

Second Amended and Restated Credit Agreement

(e)	if any representation or warranty made by any Obligor in any Finance Document or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect in any respect when made or furnished which, if capable of being cured, has not been remedied within 30 days after written notice to do so has been given by the Administrative Agent to the Borrower;

(f)	if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Subject Entity in connection with any judgment against it in an amount of at least $10,000,000 or its Exchange Equivalent, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within sixty days after its entry, commencement or levy;

(g)	any breach of any of Sections 11.1(c), (m) or (n) or any provision of Section 11.2;

(h)	the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) and such breach or failure continues for 30 days after written notice to do so has been given by the Administrative Agent to the Borrower;

(i)	if one or more encumbrancers, lienors or landlords take possession of any part of a Subject Entity’s property having a fair market value of at least $10,000,000 or its Exchange Equivalent of any Subject Entity or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder;

(j)	if an event of default under any one or more agreements, indentures or instruments, under which any Subject Entity has outstanding Indebtedness in an amount of at least $10,000,000 or its Exchange Equivalent or under which another Person has outstanding Indebtedness in an amount of at least $10,000,000 or its Exchange Equivalent which is guaranteed by a Subject Entity, shall happen (with all applicable grace periods having expired) and be continuing if its effect is to accelerate or permit the acceleration of the Indebtedness, or if any Indebtedness of or guaranteed by any Subject Entity in an amount of at least $5,000,000 or its Exchange Equivalent which is payable on demand is not paid on demand;

(k)	any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the other Finance Parties or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document;

Second Amended and Restated Credit Agreement

(l)	the validity, enforceability or priority of any of the Finance Documents is contested in any manner by any Obligor;

(m)	any Finance Document is terminated prior to its stated maturity or rescinded or any Person takes an action to terminate or rescind any Finance Document in any such case in violation of the terms of any Finance Document;

(n)	any Security Document does not constitute first ranking, priority security in the Secured Assets of any Obligor party thereof (subject to Permitted Liens);

(o)	a Material Adverse Change occurs;

(p)	the occurrence of a Change of Control;

(q)	the breach or failure of due observance by any of the Subsidiaries of the Borrower of any of the covenants or provisions under any Postponement and Subordination Undertaking;

(r)	any expropriation, condemnation or nationalization of any material part of the MCSA Mining Complex;

(s)	any cessation of production at, or operations of, the MCSA Complex for a period of more than 60 consecutive days;

(t)	if an event of default under any NX Gold Stream Agreement shall occur and be continuing; or

(u)	any Subsidiary of the Borrower grants to a HY Creditor a guarantee for the payment or performance of the HY Indebtedness and such Subsidiary has not granted to the Administrative Agent an equivalent guarantee for the payment and performance of the Secured Obligations, the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all Indebtedness of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such Indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower and the Security shall thereupon immediately become enforceable (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

Second Amended and Restated Credit Agreement

13.2	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such right, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

Article 14
THE ADMINISTRATIVE AGENT

14.1	Appointment and Authorization of Administrative Agent

(a) Each of the Finance Parties and the Borrower, for itself and for and on behalf of the Guarantors, hereby (i) acknowledges and consents to the resignation of The Bank of Nova Scotia in its capacity as administrative agent under the Existing Credit Agreement, with such resignation to take effect as of the Effective Date and (ii) acknowledges, and consents and agrees to the appointment of Bank of Montreal as the successor administrative agent under the Credit Agreement, with such appointment to take effect as of the Effective Date, in each case subject to the terms and conditions of the Administrative Agent Transfer Agreement of even date between The Bank of Nova Scotia, Bank of Montreal and the Borrower.

(b) Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize Bank of Montreal as Administrative Agent to execute and deliver, to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

Second Amended and Restated Credit Agreement

14.2	Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3	Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Administrative Agent as Finance Party

With respect to that portion of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Subject Entities and their Affiliates and persons doing business with the Subject Entities and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

14.6	Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

Second Amended and Restated Credit Agreement

14.7	Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, or the other Credit Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9	Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

Second Amended and Restated Credit Agreement

(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Finance Documents;

(b)	to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of their respective obligations under any of the Finance Documents; or

(c)	to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Finance Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Finance Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Finance Documents or any other document contemplated hereby or thereby.

14.10	Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Subject Entities.

14.12	Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Credit Parties. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent or of a Lender on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Credit Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Credit Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Credit Party). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

Second Amended and Restated Credit Agreement

14.13	Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers and Amendments

(a)	Subject to Sections 14.14(b) and (c), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)	increase the amount of either Credit Limit or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

Second Amended and Restated Credit Agreement

(ii)	amend the definitions of “Applicable Rate”, “Change of Control”, “Maturity Date” or any definition forming part thereof;

(iii)	amend Sections 9.1, 9.3 or 9.6;

(iv)	extend the time for the payment of interest or fees on Accommodations, forgive any portion of principal thereof, reduce the stated rate of interest or fees thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility); or

(v)	permit any subordination or postponement of any of the Secured Obligations.

(c)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, each Qualified Cash Management Lender and each Qualified Risk Management Lender, no such amendment or waiver shall directly:

(i)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(ii)	permit any subordination of any of the Secured Obligations;

(iii)	except as otherwise permitted pursuant to Section 14.19, release or discharge the Security Documents, in whole or in part;

(iv)	alter the terms of this Section 14.14;

(v)	amend the definitions of “Cash Management Agreement”, “Lenders”, “Secured Risk Management Agreements”, “Enforcement Date”, “Exposure”, “Finance Documents”, “Finance Parties”, “Majority Lenders”, “Qualified Affiliate”, “Qualified Risk Management Lender”, “Risk Management Agreements” or “Secured Obligations” or any definition forming part thereof.

(vi)	change the ability of a Qualified Risk Management Lender to close out or terminate a Secured Risk Management Agreement or the ability to net or set-off; or

(vii)	amend or waive any Guarantee or Security Document or Section 11.2(d) or Sections 14.20 to 14.23, inclusive.

(d)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(e)	Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that, without the consent of such Defaulting Lender, (i) the Individual Commitment of such Defaulting Lender may not be increased or extended, and (ii) the time for the payment of interest or fees on Accommodations shall not be extended, the principal thereof shall not be forgiven, the stated rate of interest or fees thereon shall not be reduced and the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof shall not be amended.

Second Amended and Restated Credit Agreement

14.15	Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

14.16	Adjustments among Lenders after Acceleration

(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to each Credit Facility immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

Second Amended and Restated Credit Agreement

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it under the Credit Facility which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19	Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Administrative Agent to execute and deliver, and the Administrative Agent will execute and deliver at the request of the Borrower, at the cost and expense of the Borrower, such releases, discharges and other instruments which are necessary for the purposes of (i) releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded, (ii) releasing any Guarantor from its obligations under its guarantee of the Secured Obligations if such Guarantor ceases to be Subsidiary of the Borrower (in the case of a disposition of Secured Assets consisting of the Shares of a Guarantor) or (iii) for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.

14.20	Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

Second Amended and Restated Credit Agreement

(a)	the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)	the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with the Obligors to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the Obligors thereunder; the exposure of party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars;

(c)	the Exposure of a Qualified Cash Management Lender in respect of Cash Management Agreements shall be measured as the net exposure of such Qualified Cash Management Lender under all Cash Management Agreements with the Obligors to which such Qualified Cash Management Lender is a party, being the aggregate exposure of such Qualified Cash Management Lender thereunder less the aggregate exposure of the Obligors thereunder; the exposure of a party to a Cash Management Agreement shall be, in the case of a Cash Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Cash Management Agreement in the event of the early termination as of such date of such Cash Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Cash Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Cash Management Agreement, in each case expressed in United States dollars; and

(d)	any amount of Secured Obligations of the Borrower denominated in any currency other than United States dollars shall be expressed as the U.S. Dollar Equivalent thereof.

Second Amended and Restated Credit Agreement

14.21	Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties. From time to time, any Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders. The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Finance Document and in accordance with the relevant Finance Document.

14.22	Enforcement

The Administrative Agent reserves the sole right to enforce, instruct or otherwise deal with the Guarantees and the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Guarantees and the Security only as the Majority Lenders shall instruct.

14.23	Application of Cash Proceeds of Realization

(a)	All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)	Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)	firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including all legal fees and disbursements) in the exercise of all or any powers granted to it under this agreement, the Guarantees and the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents;

Second Amended and Restated Credit Agreement

(iii)	thirdly, to the payment of interest and fees forming part of the Secured Obligations;

(iv)	fourthly, to the payment of the Secured Obligations of the Obligors (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures, which Cash Proceeds of Realization shall be applied by each Finance Party to its Exposure in such manner as it sees fit; and

(v)	the balance, if any, in accordance with Applicable Law.

14.24	Survival

The provisions of Articles 8, 10, 11, 14 and Section 15.7 and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles shall survive the permanent repayment in full of the Credit Facility and the termination of all of the Individual Commitments of the Lender in connection therewith until the Secured Obligations Termination Date.

14.25	Entering Into Contracts

The Administrative Agent may enter into any Credit Document as agent for and on behalf of the Finance Parties.

14.26	Other Security Not Permitted.

None of the Finance Parties shall be entitled to enjoy any Lien with respect to any of the Secured Assets other than the Security.

14.27	Erroneous Payments.

(a)	Each Lender hereby agrees that (i) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender (whether or not known to such Lender) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender shall promptly, but in no event later than one Banking Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect and (ii) to the extent permitted by Applicable Law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this clause (a) shall be conclusive, absent manifest error.

Second Amended and Restated Credit Agreement

(b)	Without limiting the immediately preceding clause (a) of this Section 14.27, each Lender hereby further agrees that if it receives an Erroneous Payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Erroneous Payment (an “Erroneous Payment Notice”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by Applicable Law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. Each Lender agrees that, in each such case, it shall promptly (and, in all events, within one Banking Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than one Banking Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(c)	The Borrower and each other Obligor hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Obligor.

(d)	Each party’s obligations under this Section 14.27 shall survive the resignation or replacement of the Administrative Agent, the termination of the Individual Commitments of the Lenders or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.

Second Amended and Restated Credit Agreement

Article 15
MISCELLANEOUS

15.1	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses, telefacsimile numbers or email address (which email notice shall be sent with a “read receipt” request to qualify as a valid notice hereunder), as the case may be, set out opposite the parties’ name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery is received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile or email as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission. Any party sending a notice hereunder by telefacsimile or email shall, in order to constitute valid notice hereunder, have received a confirmation of receipt from the intended recipient’s telecopier or email server.

15.2	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3	Counterparts

(a)       This agreement may be executed in one or more counterparts, and by means of facsimile or other electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

(b)       The words “execution”, “signed”, “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

Second Amended and Restated Credit Agreement

(c)       Each party hereto agrees that, at any time, the Administrative Agent and each Finance Party may convert paper records of this Agreement, the other Finance Documents and all other documentation delivered to the Administrative Agent hereunder in such capacity (each, a “Paper Record”) into electronic images (each, an “Electronic Image”) as part of the Administrative Agent’s or Finance Party’s, as applicable, normal business practices. Each party hereto agrees that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the contents of such document in the same manner as the original Paper Record.

15.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5	Assignment

(a)	Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower.

(b)	A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to the Borrower shall remain unchanged and such Lender shall remain solely entitled to enforce its rights hereunder, such Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

Second Amended and Restated Credit Agreement

(c)	With the prior written consent of, (x) the Borrower (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender unless such sale results in an increased cost to the Borrower or (ii) in circumstances where a Default has occurred and is continuing) and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Eligible Assignees (“Purchasing Lenders”). No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment shall be for Individual Commitments of at least $10,000,000 or such lesser amounts as would represent the entire interest of such Lender. Upon such sale, the Lender shall either retain an Individual Commitment of $10,000,000 or have assigned the entirety of its Individual Commitment. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitment with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender. Notwithstanding the foregoing, no consent of any Person shall be required, nor shall any assignment fee be payable, where a Lender assigns all or any part of its rights and obligations hereunder to one or more other Lenders or Affiliates of a Lender (unless such sale results in an increased cost to the Borrower, in which case, the consent of the Borrower shall be required unless a Default has occurred and is continuing) or pledges or assigns its rights hereunder to a Federal Reserve Bank of the United States, the Bank of Canada, the European Central Bank or any other central bank.

(d)	The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Subject Entities which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Subject Entities prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

Second Amended and Restated Credit Agreement

15.6	Disclosure

(a)	Each of the Administrative Agent and the other Finance Parties agrees to use all Information solely for the purposes of providing services that are the subject of the Finance Documents and shall treat confidentially all such Information, except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom disclosure is made will be informed of the confidential nature of the Information and instructed to keep the Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other Finance Party, (e) in connection with the exercise of any remedies under any Credit Document or any action or proceeding relating to any Credit Document or the enforcement of rights under the Credit Documents, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this agreement or (ii) any actual or prospective counterparty (or its advisors) to any Risk Management Agreement, credit-linked note or similar transaction relating to an Obligor and the Secured Obligations, and any credit insurance or reinsurance provider relating to the Borrower and the Secured Obligations, (g) with the consent of the Borrower or (h) to the extent Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any other Finance Party on a non-confidential basis from a source other than a Subject Entity.

(b)	For purposes of this Section, “Information” means all information received in connection with any Credit Document from any Subject Entity relating to any Subject Entity or any of its Subsidiaries or any of their respective businesses, other than any such information that was available to the Administrative Agent or any other Finance Party on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if the Person has exercised the same degree of care to maintain the confidentiality of the Information as the Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facility as is necessary to assign unique identifiers (and, if requested, supply a copy of this agreement), it being understood that the Person to whom disclosure is made will be informed of the confidential nature of the Information and instructed to make available to the public only such Information as the Person normally makes available in the course of its business of assigning identification numbers.

Second Amended and Restated Credit Agreement

(c)	In addition, the Administrative Agent may provide customary information including details of the Subject Entities, the amount, term, purpose, pricing and repayment requirements of the Credit Facility and the principal covenants contained in this agreement to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

15.7	Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.7 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.7 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.7(a)(ii) being hereinafter in this Section 15.7 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.7(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrower under the provisions of Section 15.7(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

Second Amended and Restated Credit Agreement

(d)	The term “rate of exchange” in this Section 15.7 means the daily exchange rate for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the Banking Day prior to the day in question.

15.8	Contractual Recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including:

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document applicable solely to the relevant Party to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

15.9	Further Assurances

The Borrower shall, and shall cause each other Subject Entity to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens (subject to Permitted Liens which by their nature would constitute prior ranking security).

15.10	Anti-Money Laundering Legislation

The Borrower acknowledges that, pursuant to Anti-Money Laundering Legislation, the Finance Parties may be required to obtain, verify and record information regarding each Subject Entity, their respective directors, authorized signing officers, direct or indirect shareholders or other persons in Control of such Subject Entity, and the transactions contemplated by the Finance Documents, and disclose such information to Official Bodies. The Borrower consents to such information being obtained, verified, recorded and disclosed to Official Bodies and agrees to promptly provide to the Finance Parties all such information, including supporting documentation and other evidence, as may be reasonably requested by a Finance Party, or any prospective Transferee or in order to comply with Anti-Money Laundering Legislation.

Second Amended and Restated Credit Agreement

15.11	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including the Fee Letters) constitute the entire agreement between the Parties and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

[The remainder of this page is intentionally left blank.]

Second Amended and Restated Credit Agreement

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Ero Copper Corp. Suite 1050 625 Howe Street Vancouver, British Columbia V6C 2T6	ERO COPPER CORP.
	By:	(signed) – “signed”
Attention: Chief Financial Officer		Name: Title:
Telefax: [Redacted – personal information] Email: [Redacted – personal information]

By:
Name:
Title:

Second Amended and Restated Credit Agreement

Bank of Montreal 885 West Georgia Street 18th Floor Vancouver, British Columbia V6C 3G1	BANK OF MONTREAL, as Administrative Agent
	By:	(signed) – “signed”
Attention: [Redacted – personal information]		Name:
Telefax: [Redacted – personal information]		Title:
Email: [Redacted – personal information]
By:
Name:
Title:

Bank of Montreal 885 West Georgia Street 18th Floor Vancouver, British Columbia V6C 3G1	BANK OF MONTREAL, as Lender
	By:	(signed) – “signed”
Attention: [Redacted – personal information]		Name:
Telefax: [Redacted – personal information]		Title:
Email: [Redacted – personal information]
By:
Name:
Title:

Second Amended and Restated Credit Agreement

The Bank of Nova Scotia Corporate Banking - Global Mining 40 Temperance Street, 6th Floor Toronto, Ontario, M5H 1Y4	THE BANK OF NOVA SCOTIA, as Lender
	By:	(signed) –“signed”
Attention: [Redacted – personal information]		Name:
Telefax: [Redacted – personal information]		Title:
Email: [Redacted – personal information]
By:
Name:
Title:

Second Amended and Restated Credit Agreement

Canadian Imperial Bank of Commerce 161 Bay Street, 8th Floor Toronto, ON, M5J 2S8	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
	By:	(signed) – “signed”
Attention: [Redacted – personal information]		Name: Title:
Email: [Redacted – personal information]
Email: [Redacted – personal information]
By:
Name:
Title:

Second Amended and Restated Credit Agreement

Schedule A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
Bank of Montreal	[Redacted – commercially sensitive]
The Bank of Nova Scotia	[Redacted – commercially sensitive]
Canadian Imperial Bank of Commerce	[Redacted – commercially sensitive]
Total	$150,000,000

Second Amended and Restated Credit Agreement

Schedule B
COMPLIANCE CERTIFICATE

TO:	BANK OF MONTREAL, as administrative agent

I, ____________________, the [senior financial officer] of Ero Copper Corp. (the “Borrower”), hereby certify that, not in a personal capacity and without personal liability:

1.	I am the duly appointed [senior financial officer] of the Borrower named in the Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between the Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

4.	As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(m) and (n) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:[1]

	Actual Amount or Percentage	Required Amount or Percentage
(a) Leverage Ratio		< 3.50x
(b) Interest Service Coverage Ratio		>4.00x

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

5.	Attached hereto is a detailed list of Indebtedness of the Borrower on a consolidated basis as at the end of the relevant reporting period, identifying which such Indebtedness is secured or unsecured.

6.	Attached hereto is

(i)	supplemental disclosure in respect of the Perfection Certificates to the extent mandated pursuant to Section 11.1(b)(iii); and

____________________________________

[1]	In addition to the calculation worksheet, the Borrower shall provide detailed calculations demonstrating its calculation of Total Indebtedness, Rolling EBITDA and Rolling Interest Service for the purposes hereof.

Second Amended and Restated Credit Agreement

(ii)	to the extent that the chart most recently provided is inaccurate, a chart setting out the corporate structure of the Borrower and indicating intercorporate share ownership and mine ownership.

7.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Second Amended and Restated Credit Agreement

Calculation Worksheet

Following the definitions and calculations more fully defined in the Credit Agreement:

Leverage Ratio

Total Indebtedness	$	(A)
Rolling EBITDA	$	(B)
Leverage Ratio (Actual)		(A:B)

Leverage Ratio (Max. Permitted): 3.50:1

Compliance [Yes]/[No]

Interest Service Coverage Ratio

Rolling EBITDA	$	(B)
Rolling Interest Service	$	(E)
Interest Service Coverage Ratio (Actual):		(B:E)

Interest Service Coverage Ratio (Min. Permitted) 4.00:1

Compliance [Yes]/[No]

Indebtedness

[List of Indebtedness per Section 5 of the Compliance Certificate to be added]

Second Amended and Restated Credit Agreement

Schedule C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between Ero Copper Corp., as borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement with respect to the Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Credit Facility).

(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Subject Entity or the performance or observance by the Subject Entities of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

Second Amended and Restated Credit Agreement

(d)	The Assignee hereby agrees to the specific Individual Commitment under the Credit Facility of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Name: Title:

[ASSIGNEE]
By:
Name: Title:

Address

Attention:
Telefax:

Second Amended and Restated Credit Agreement

Acknowledged and agreed to as of this ___________ day of ___________ , 20______.

BANK OF MONTREAL, as Administrative Agent
By:
Name:
Title:
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

2ERO COPPER CORP.
By:
Name:
Title:

____________________________________

[2]	Only required if no Default has occurred and is continuing.

Second Amended and Restated Credit Agreement

Schedule C-2
form of JOINDER AGREEMENT

Reference is made to the Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between Ero Copper Corp., as borrower, the Lenders named therein and Bank of Montreal, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 8.4 of the Credit Agreement, the Borrower wishes to designate the Replacement Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <@> (the “Replacement Lender”), hereby agree as follows:

1.	The Credit Agreement shall, henceforth from the date of the execution and delivery of this Joinder Agreement, be read and construed as if the Replacement Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Replacement Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Joinder Agreement to the intent that this Joinder Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Individual Commitment under the Credit Facility with respect to of the Replacement Lender shall be $<@> and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The Replacement Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.	The Replacement Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Replacement Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.	This Joinder Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Joinder Agreement by facsimile transmission or by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart hereof.

Second Amended and Restated Credit Agreement

6.	This Joinder Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

<@>		<@>, as Replacement Lender
By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

BANK OF MONTREAL,

as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

Second Amended and Restated Credit Agreement

Schedule D
FORM OF DRAWDOWN NOTICE

TO:

Bank of Montreal, as Administrative Agent

885 West Georgia Street, Suite 1800

Vancouver, B.C. V6C 3E8

Attention: [Redacted – personal information]

Telefax: [Redacted – personal information]

Email: [Redacted – personal information]

RE:	Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between Ero Copper Corp., as borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:
Amount:
If Term Benchmark Loan, Interest Period:

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement except to the extent any such representation and warranty expressly relates solely to an earlier date.

[If the proceeds of the drawdown will be used to fund a Permitted Acquisition, the following provision should be inserted:

The Borrower hereby confirms that the proceeds of the drawdown will be used to fund a Permitted Acquisition and that the Borrower will be in compliance with all covenants under the Credit Agreement, including Sections 11.1(m) and (n) on a pro forma basis after giving effect to the drawdown and the completion of the Permitted Acquisition. Detailed calculations for the foregoing ratios are attached hereto.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

Second Amended and Restated Credit Agreement

DATED the ______ day of _______________, 20___.

ERO COPPER CORP.
By:
Name:
Title:
By:
Name:
Title:

Second Amended and Restated Credit Agreement

Schedule E
FORM OF ROLLOVER NOTICE

TO:

Bank of Montreal, as Administrative Agent

885 West Georgia Street, Suite 1800

Vancouver, B.C. V6C 3E8

Attention: [Redacted – personal information]

Telefax: [Redacted – personal information]

Email: [Redacted – personal information]

RE:	Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between Ero Copper Corp., as borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Term Benchmark Loans

Maturity Date of Maturing Term Benchmark Loan
Principal Amount of Maturing Term Benchmark Loan	$
Portion Thereof to be Replaced	$
Interest Period of New Term Benchmark Loan	months

No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

Second Amended and Restated Credit Agreement

ERO COPPER CORP.
By:
Name:
Title:
By:
Name:
Title:

Second Amended and Restated Credit Agreement

Schedule F
Form of Conversion Notice

TO:

Bank of Montreal, as Administrative Agent

885 West Georgia Street, Suite 1800

Vancouver, B.C. V6C 3E8

Attention: [Redacted – personal information]

Telefax: [Redacted – personal information]

Email: [Redacted – personal information]

RE:	Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between Ero Copper Corp., as borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

Converting From	Converting Into

Term Benchmark Loans Maturity Date of ______ Maturing Term Benchmark Loan Principal Amount of $_____________ Maturing Term Benchmark Loan Portion Thereof to $_____________ be converted	Term Benchmark Loans Principal $_____________ Amount of New Term Benchmark Loan Interest _____ months Period of New Term Benchmark Loan
Base Rate Loans	Base Rate Loan
Principal Amount $_____________ of Base Rate Loan to be converted	Principal $_____________ Amount of New Base Rate Loan
Portion Thereof $_____________ to be converted

No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement except to the extent any such representation and warranty expressly relates solely to an earlier date.

Second Amended and Restated Credit Agreement

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

ERO COPPER CORP.
By:
Name:
Title:
By:
Name:
Title:

Second Amended and Restated Credit Agreement

Schedule G
CORPORATE STRUCTURE

(See attached)

Second Amended and Restated Credit Agreement

<u>Organizational Chart</u>

Pre-Reorganization

Ero Copper Corp.
(British Columbia)
~99.6%
100%
100%
100%
Mineração Caraíba S.A.
(Brazil)
Ero Brasil Participações Ltda.
(Brazil)
Ero Gold Corp.
(British Columbia)
Ero Copper (US) Ltd.
(Delaware)
100%
100%
~97.6%
Mineração Boa Esperança S/A
(Brazil)
Ero Brasil Serviços de Geologia Ltda.
(Brazil)
NX Gold S.A.
(Brazil)
100%
100%
100%
Caraiba Operations
Tucuma Project
Xavantina Operations

*The remaining voting shares of Mineração Caraíba S.A. are held by a minority group of shareholders, including former employees of Mineração Caraíba S.A.

**The remaining voting shares of NX Gold S.A. are held by a minority group of shareholders, including former employees of NX Gold S.A.

Consolidated Amended and Restated Credit Agreeement - Ero Copper

# Organizational Chart

Post-Reorganization

Ero Copper Corp.
(British Columbia)
100%
100%
100%
Ero Brasil Participações Ltda.
(Brazil)
Ero Gold Corp.
(British Columbia)
Ero Copper (US) Ltd.
(Delaware)
99.6%
100%
~97.6%
Mineração Caraíba S.A.
(Brazil)
Ero Brasil Serviços de Geologia Ltda.
(Brazil)
NX Gold S.A.
(Brazil)
100%
100%
Mineração Boa Esperança S/A
(Brazil)
Xavantina
Operations
100%
100%
Caraiba
Operations
Tucuma
Project

*The remaining voting shares of Mineração Caraíba S.A. are held by a minority group of shareholders, including former employees of Mineração Caraíba S.A.
**The remaining voting shares of NX Gold S.A. are held by a minority group of shareholders, including former employees of NX Gold S.A.

Second Amended and Restated Credit Agreement

Schedule H
APPLICABLE RATES

Level	Leverage Ratio	Base Rate Loan interest rate margin	Term Benchmark Loan interest rate margin	Standby Fee
I	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
II	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
III	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
IV	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
V	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
VI	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]

Second Amended and Restated Credit Agreement

Schedule I
SECURITY DOCUMENTS

Canadian law Documents

(a)	General Security Agreement dated December 21, 2017 between the Borrower and the Administrative Agent, governed by the laws of the Province of British Columbia.

(b)	General Security Agreement dated May 29, 2020 between Ero Gold Corp. and the Administrative Agent, governed by the laws of the Province of British Columbia.

(c)	Guarantee dated May 29, 2020 between Ero Gold Corp. and the Administrative Agent, governed by the laws of the Province of British Columbia.

Brazilian law Documents

(a)	Share Pledge Agreement dated December 14, 2018, governed by the laws of Brazil and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia with respect to the shares issued by Mineração Caraíba S.A. and held by Ero Copper Corp., as amended by the First Amendment to the Share Pledge Agreement dated June 26, 2019 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Second Amendment to the Share Pledge Agreement dated March 31, 2020 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Third Amendment to the Share Pledge Agreement dated March 16, 2021 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Fourth Amendment to the Share Pledge Agreement dated January 21, 2022 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia and by the Fifth Amendment to the Share Pledge Agreement dated December 15, 2022 and entered into by Ero Copper Corp., Mineração Caraíba S.A., Ero Brasil Participações Ltda., Bank of Montreal and The Bank of Nova Scotia.

(b)	Share Pledge Agreement dated April 18, 2019, governed by the laws of Brazil and entered into by Ero Copper Corp., Mineração Caraíba S.A., NX Gold S.A. and The Bank of Nova Scotia with respect to the shares issued by NX Gold S.A. and held by Ero Copper Corp. and by Mineração Caraíba S.A., as amended by the First Amendment to the Share Pledge Agreement dated June 26, 2019 and entered into by Ero Copper Corp., Mineração Caraíba S.A., NX Gold S.A. and The Bank of Nova Scotia, by the Second Amendment to the Share Pledge Agreement dated March 31, 2020 and entered into by Ero Copper Corp., Mineração Caraíba S.A., NX Gold S.A. and The Bank of Nova Scotia, by the Third Amendment to the Share Pledge Agreement dated May 29, 2020 and entered into by Ero Copper Corp., Mineração Caraíba S.A., NX Gold S.A. and The Bank of Nova Scotia, by the Fourth Amendment to the Share Pledge Agreement dated March 16, 2021 and entered into by Ero Gold Corp. (as successor pledgor to Ero Copper Corp. and Mineração Caraíba S.A.), NX Gold S.A. and The Bank of Nova Scotia, by the Fifth Amendment to the Share Pledge Agreement dated January 21, 2022 and entered into by Ero Gold Corp., NX Gold S.A. and The Bank of Nova Scotia and by the Sixth Amendment to the Share Pledge Agreement dated December 15, 2022 and entered into by Ero Gold Corp., NX Gold S.A., Bank of Montreal and The Bank of Nova Scotia.

Second Amended and Restated Credit Agreement

(c)	Quota Pledge Agreement dated December 15, 2022 and entered into by Ero Copper Corp., Ero Brasil Participações Ltda. and Bank of Montreal.

(d)	Receivables Pledge Agreement dated December 14, 2018, governed by the laws of Brazil and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia with respect to certain receivables held by Ero Copper Corp., as amended by the First Amendment to the Receivables Pledge Agreement dated June 26, 2019 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Second Amendment to the Receivables Pledge Agreement dated March 31, 2020 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Third Amendment to the Receivables Pledge Agreement dated March 16, 2021 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Fourth Amendment to the Receivables Pledge Agreement dated January 21, 2022 and entered into by Ero Copper Corp., Mineração Caraíba S.A. and the The Bank of Nova Scotia and by the Fifth Amendment to the Receivables Pledge Agreement dated December 15, 2022 and entered into by Ero Copper Corp., Mineração Caraíba S.A., Bank of Montreal and the The Bank of Nova Scotia.

(e)	Letter of Guarantee dated December 14, 2018, governed by the laws of Brazil and granted by Mineração Caraíba S.A. in favor of the Finance Parties, as represented by The Bank of Nova Scotia, entered into by Mineração Caraíba S.A. and The Bank of Nova Scotia, as amended by the First Amendment to the Letter of Guarantee dated June 26, 2019 and entered into by Mineração Caraíba S.A. and The Bank of Nova Scotia , by the Second Amendment to the Letter of Guarantee dated March 31, 2020 and entered into by Mineração Caraíba S.A. and The Bank of Nova Scotia, by the Third Amendment to the Letter of Guarantee dated March 16, 2021 and entered into by Mineração Caraíba S.A. and The Bank of Nova Scotia, by the by the Fourth Amendment to the Letter of Guarantee dated January 21, 2022 and entered into by Mineração Caraíba S.A. and The Bank of Nova Scotia and by the Fifth Amendment to the Letter of Guarantee dated December 15, 2022 entered into by Mineração Caraíba S.A., Bank of Montreal and The Bank of Nova Scotia.

(f)	Letter of Guarantee dated April 18, 2019, governed by the laws of Brazil and granted by NX Gold S.A. in favor of the Finance Parties, as represented by The Bank of Nova Scotia, entered into by NX Gold S.A. and The Bank of Nova Scotia, as amended by the First Amendment to the Letter of Guarantee dated June 26, 2019 and entered into by NX Gold S.A. and The Bank of Nova Scotia, by the Second Amendment to the Letter of Guarantee dated March 31, 2020 and entered into by NX Gold S.A. and The Bank of Nova Scotia, by the Third Amendment to the Letter of Guarantee dated March 16, 2021 and entered into by NX Gold S.A. and The Bank of Nova Scotia, by the Fourth Amendment to the Letter of Guarantee dated January 21, 2022 and entered into by NX Gold S.A. and The Bank of Nova Scotia and by the Fifth Amendment to the Letter of Guarantee dated December 15, 2022 and entered into by NX Gold S.A., Bank of Montreal and The Bank of Nova Scotia.

Second Amended and Restated Credit Agreement

(g)	Letter of Guarantee dated December 15, 2022, governed by the laws of Brazil and granted by Ero Brasil Participações Ltda in favor of the Finance Parties, as represented by Bank of Montreal, entered into by Ero Brasil Participações Ltda and Bank of Montreal.

Second Amended and Restated Credit Agreement

Schedule J
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	BANK OF MONTREAL, as Administrative Agent
AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between Ero Copper Corp., as borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.	By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

2.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]
By:
Name:
Title:

Second Amended and Restated Credit Agreement